UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

CAMTEK LTD.

This amendment on Form 6-K/A amends the Form 6-K furnished to the Securities and Exchange Commission on May 3, 2018, as first amended on May 22, 2018 wherein Camtek Ltd. ("we", "us" or the "Company") filed its Proxy Statement in connection with the Annual and Special General Meeting of Shareholders (the "Meeting") to take place on June 7, 2018.

Attached as Exhibit A to this Form 6-K/A and incorporated by reference herein is an amended Proxy Statement intended to replace the previously amended Proxy Statement, in order to clarify certain details regarding the adoption of the 2018 Plan, as detailed under Item A of the Proxy Statement.

Other than the aforementioned clarification regarding the 2018 Plan under Item A, all other information included in the original Proxy Statement, its Exhibits and Proxy Card filed with it, remain unchanged.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 24, 2018

CAMTEK LTD.
___________________________________________

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JUNE 7, 2018

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2018 Annual General Meeting of Shareholders of Camtek Ltd. (the "Company") to be held at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Office”), on Thursday, June 7, 2018 at 16:00 PM (Israel time) (the "Meeting") for the following purposes:

A)
To re-elect Messrs. Rafi Amit, Yotam Stern, Eran Bendoly and Moty Ben-Arie to serve on the Board of Directors of the Company until the conclusion of the 2019 annual general meeting of shareholders; equity grants to our two non-controlling  directors;

B)
To re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each; equity grants to our external directors;

C)	To re-approve the grant of indemnification and exemption letters to our two directors who are also Controlling Shareholders, Messrs. Rafi Amit and Yotam Stern;

D)	To approve certain amendments to the Company’s Compensation Policy;

E)	To approve the adoption of a Special Equity Award for the Company's Office Holders (excluding the CEO);

F)	To approve compensation for the Company's Chief Executive Officer;

G)	To approve certain amendments to the Company's Articles of Association; and

H)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, and the appointment of Eli Goldstein & Co., Certified Public Accountants, as the Company’s joint independent auditors for the fiscal year ending December 31, 2018 and until the 2019 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

At the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2017; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

Only shareholders of record at the close of business day on Thursday, May 10, 2018, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Shareholders whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), should deliver or mail (via registered mail) their completed proxy to the Company’s Office, attention: CFO, together with ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 10:00 AM Israel time on Thursday, June 7, 2018). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

Execution and return of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting. If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 16:00 PM Israel time on Wednesday, June 6, 2018), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

By Order of the Board of Directors,

MOTY BEN-ARIE

Chairman of the Board of Directors

May 3, 2018

- ii -

PROXY STATEMENT

CAMTEK LTD.

________________

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 7, 2018

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 0.01 nominal (par) value per share (the "Shares"), of Camtek Ltd. ("we", "Camtek" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board" or "Board of Directors") of proxies for use at the Company's 2018 Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the "Meeting").

PURPOSE OF THE ANNUAL GENERAL MEETING

The 2018 Annual General Meeting will be held on Thursday, June 7, 2018, at 16:00 PM (Israel time), at the Company's offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel for the following purposes:

A)
To re-elect Messrs. Rafi Amit, Yotam Stern, Eran Bendoly and Moty Ben-Arie to serve on the Board of Directors of the Company until the conclusion of the 2019 annual general meeting of shareholders; equity grants to our two non-controlling  directors;

B)
To re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each; equity grants to our external directors;

C)	To re-approve the grant of indemnification and exemption letters to our two directors who are also Controlling Shareholders, Messrs. Rafi Amit and Yotam Stern;

D)	To approve certain amendments to the Company’s Compensation Policy;

E)	To approve the adoption of a Special Equity Award for the Company's Office Holders (excluding the CEO);

F)	To approve compensation for the Company's Chief Executive Officer;

G)	To approve certain amendments to the Company's Articles of Association; and

H)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, and the appointment of Eli Goldstein & Co., Certified Public Accountants, as the Company’s joint independent auditors for the fiscal year ending December 31, 2018 and until the 2019 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

Additionally, at the Meeting, shareholders will have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2017; this item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Thursday, May 10, 2018, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders whose shares are registered with a member of TASE, should deliver or mail (via registered mail) their completed proxy to the Company’s Office, attention: CFO, together with ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 10:00 AM Israel time on Thursday, June 7, 2018). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 16:00 PM Israel time on Wednesday, June 6, 2018), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

QUORUM

The presence of two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Shares conferring in the aggregate at least twenty five percent (25%) of the voting rights of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to June 6, 2018, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of April 30, 2018, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than 1% of the Company's issued and outstanding Shares; and (iii) all Office Holders of the Company as a group.

1 The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have voting rights that are different from any of our other shareholders.

The "Number of Shares Beneficially Owned" in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of April 30, 2018. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. ("Priortech") (3)	15,667,695	43.52%
Rafi Amit(4)	153,136	0.43%
Yotam Stern(5)	138,200	0.38%
Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot") (6)	2,823,478	7.84%
Phoenix Holding Ltd. ("Phoenix")(7)	1,919,781.59	5.33%
Office Holders as a group (9 persons)(8)	393,440	1.09%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of April 30, 2018, is 260,440.

(2)	Based upon 36,001,999 Shares issued and outstanding as of December April 30, 2018.

(3)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of April 30, 2018, 2018, Mr. Rafi Amit, our Chief Executive Officer and director, holds 10.25% of Priortech issued and outstanding share capital, and Mr. Yotam Stern, our director, holds 9.29% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to approximately 35% of Priortech’s voting equity, governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(4)
Mr. Amit directly owns 24,560 of our Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims such beneficial ownership of such Shares.

(5)
Mr. Stern directly owns 108,200 of our Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims such beneficial ownership of such Shares.

(6)
Based on the Schedule 13G filed by Yelin Lapidot, Yair Lapidot and Dov Yelin on January 29, 2018, which presented ownership as of December 31, 2017. The 2,823,478 Ordinary Shares reported under such Schedule 13G by Yelin Lapidot are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (606,152 Ordinary Shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (2,217,326 Ordinary Shares), each a wholly owned subsidiary of Yelin Lapidot (the "Yelin Lapidot Subsidiaries"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. The Yelin Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Company's Ordinary Shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot, and the Yelin Lapidot Subsidiaries disclaims beneficial ownership of the Ordinary Shares covered by the abovementioned Schedule 13G. Yelin Lapidot's principle address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
Based on the Schedule 13G filed by Itshak Sharon (Tshuva), Delek Group Ltd. (the "Delek Group") and The Phoenix Holding Ltd. ("Phoenix") on February 19, 2018, which presented ownership as of December 31, 2017. The 1,919,781.59 Ordinary Shares reported under such Schedule 13G by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the "Phoenix Subsidiaries"). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix is a majority-owned subsidiary of the Delek Group. The majority of Delek Group's outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. Each of Itshak Sharon (Tshuva), the Delek Group, Phoenix and the Phoenix Subsidiaries disclaims the existence of a group for purposes of Section 13(d) of the Exchange Act, as well as the existence of any beneficial ownership of the Company's Ordinary Shares in excess of their actual pecuniary interest therein. Phoenix's principal address is Derech Hashalom 53, Givataim 53454, Israel.

(8)
Our office holders as a group directly own 133,000 of our Shares (and 260,440 options which have vested or will vest within 60 days as of April 30, 2018). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Shares owned by Priortech), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest within 60 days as of April 30, 2018) and have therefore not been listed separately.

For information relating to the compensation of our five (5) most highly compensated Office Holders with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our annual report for 2017 on Form 20-F which was filed on form 6-K with the SEC on March 15, 2018 (File No. 000-30664).

ITEM A

RE-ELECTION OF FOUR (4) DIRECTORS; EQUITY GRANTS TO OUR TWO
(2) NON-CONTROLLING  DIRECTORS

Background

Under the Company's Articles of Association (the "Articles"), the Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of six (6) members, four (4) of whom are serving terms that expire at the conclusion of the Meeting; Directors (other than external directors under the provisions of the Companies Law) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

General

Re-election

Pursuant to the recommendation of our Nomination Committee, established in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Moty Ben-Arie and Mr. Eran Bendoly be each re-elected as our director. If re-elected, Mr. Amit, Mr. Stern, Mr. Moty Ben-Arie and Mr. Bendoly will each serve for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration from each of the nominees, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why any of the four nominees, if re-elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the four (4) nominees, based upon the records of the Company and information furnished by the nominee:

Rafi Amit has served on our Board since 1987 and as our Chief Executive Officer ("CEO") as of January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our CEO from January 1998 until August 2010 and as Chairman of the Board from 1987 until April 2009. Since 1981, Mr. Amit has also served as a director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech's CEO. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its CEO since 2004. As of November 2012 Mr. Stern also serves as CEO of PCB Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board since November 2000. Currently, Mr. Bendoly serves as the CEO of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as CEO of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Moty Ben-Arie has served as our Chairman of the Board since March 28, 2017. Mr. Ben Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011 Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006 Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000 Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998 Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982 Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Each of Mr. Ben-Arie and Mr. Bendoly qualifies as an independent director as defined by the rules and regulations of the NASDAQ Stock Market, and Mr. Bendoly as a financial expert for purposes of the Sarbanes‑Oxley Act and the Nasdaq Rules.

Compensation to Mr. Ben-Arie and Mr. Bendoly
Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he is engaged with the Company) must generally be consistent with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), and generally requires the approval of the Company's Compensation Committee, Board and shareholders.

Cash

While Messrs. Rafi Amit and Yotam Stern do not receive any compensation with respect to their service as our directors, each of Messrs. Ben-Arie and Bendoly will receive, subject to the approval of their respective re-elections as directors of the Company, cash remuneration in the same amounts as paid to our external directors; these amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 70,000 (approximately $19,444) as annual fee, NIS 2,600 (approximately $722) as in-person participation fee, NIS 1,560 (approximately $433) for conference call participation and NIS 1,300 (approximately $361) for written resolutions.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the "Remuneration Regulations"), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations").

The above-mentioned cash remuneration is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

Equity

On May 2, 2018, following approval by our Compensation Committee, our Board of Directors resolved that, subject to the approval of their respective re-elections as directors of the Company, each of Messrs. Ben-Arie and Bendoly shall be entitled to receive an equity grant, comprised of a total of four thousand three hundred and sixty six (4,366) Restricted Share Units (the "Directors' RSUs"), equal to the equity grant proposed for our external directors, as described in Item B below.

If approved by our shareholders, the Directors' RSUs shall be granted on the date of the Meeting (the "Grant Date"), subject to the approval of the Company's 2018 Share Incentive Plan (the "2018 Plan") by the Israeli tax authority prior to such time.

The maximum number of shares underlying the 2018 Plan for each calendar year (commencing as of the 2018 calendar year), shall be equal to three and a half percent (3.5%) of the Company’s total issued and outstanding share capital as of the 31st of December of the preceding calendar year, subject to customary adjustments as provided under the 2018 Plan. It being clarified that, once the 2018 Plan becomes effective, no further grants shall be made under the Company's previous share incentive plans, namely, the Company's 2007 Restricted Share Unit Plan and the Company's 2014 Share Option Plan, and the unused share pools thereunder shall be cancelled.

The Directors’ RSUs shall vest over a period of three (3) years, on a quarterly basis, with one twelfth (1/12) of the total amount granted vested each calendar quarter, beginning three (3) months following the Grant Date, and then on each of the following calendar quarters. The Directors' RSUs will be granted under the 2018 Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the "Ordinance").

The annualized value of the proposed equity grant for each of Messrs. Ben-Arie and Bendoly, using the fair value as of the date of its approval by the Board (May 2, 2018), is approximately ten thousand (10,000) USD.

The proposed equity grant is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors may be entitled to receive equity based compensation, the annual value of which shall not exceed thirty thousand (30,000) USD, and which shall vest in quarterly installments.

As of the date hereof, Mr. Bendoly holds two hundred and forty (240) of our Ordinary Shares. Except for said ownership by Mr. Bendoly, as of the date hereof, Messrs. Ben-Arie and Bendoly do not beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the re-election of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie and Eran Bendoly to serve on our Board, and for the grant of the Director’s RSUs to Moty Ben-Arie and Eran Bendoly.

The re-election of each of these four nominees will be voted upon separately at the Meeting (the vote for each of Mr. Ben-Arie and Mr. Bendoly shall also include a vote with respect to their proposed equity grant).

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Eran Bendoly be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders; and with respect to his service as director, to approve the grant of 4,366 Directors' RSUs to Mr. Eran Bendoly, all upon the terms described in Item A of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders ";

"FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders; and with respect to his service as director, to approve the grant of 4,366 Directors' RSUs to Mr. Moty Ben-Arie, all upon the terms described in Item A of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders".

The Board recommends a vote FOR approval of the proposed resolutions.

As each of Messrs. Amit, Stern, Bendoly and Ben-Arie has a personal interest in the foregoing proposed resolutions regarding his respective re-election and grant of equity, each of them refrained from making a recommendation with respect to his own re-election and grant of equity (if applicable).

ITEM B

RE-ELECTION OF TWO (2) EXTERNAL DIRECTORS; EQUITY GRANTS TO
EXTERNAL DIRECORS

Background

Under the Companies Law, companies incorporated under the laws of Israel are generally required to appoint at least two external directors. Each committee of a company's board of directors empowered to exercise the board of directors authorities is required to include at least one external director, except for the audit committee and the compensation committee, which must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two (2) years preceding that date, any affiliation (as such term is defined in the Companies Law) with the company; any controlling shareholder of the company at the date of such person's appointment; a relative of a controlling shareholder; or any entity controlled, at the date of such person’s appointment or during the two (2) years preceding that date, by the company or by a controlling shareholder of the company.

A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with his ability to serve as an external director.

The Companies Law provides that prior to a shareholders meeting in which the appointment of an external director is to be considered, the nominee must declare that he or she complies with the qualifications necessary for appointment as such. The Company has received such declarations from Ms. Gabi Heller and Mr. Rafi Koriat, who are now nominated for an additional term of service as external directors, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Term

In general, external directors serve a three (3) year term, which may then be extended for two (2) additional three (3) year periods, provided that such external director was nominated by the Board of Directors for such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with the Relief Regulations, an external director may be appointed for additional terms of service of not more than three years each, provided that: (a) a company's audit committee, followed by the board of directors, have approved that, considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment of such external director for an additional term of service is beneficial to the company; (b) the appointment of such external director for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The fourth terms of service of Ms. Heller and Mr. Koriat are scheduled to expire on September 12, 2018 (the "Expiration Date"). Following the respective resolutions of our Audit Committee and Board, in which each of the foregoing approved that considering the expertise and special contribution of each of Ms. Heller and Mr. Koriat to the work of the Company's Board and its committees, the appointment of each of them for an additional term as external director of the Company would be beneficial to the Company, shareholders are now requested to re-elect each of Ms. Heller and Mr. Koriat for additional three (3) year term of service as such. When resolving in the matter, our Audit Committee and Board considered, among others, Ms. Heller's cumulative and vast financial and management experience and Mr. Koriat's unique and extensive experience and expertise in the fields of semiconductor assembly and processing equipment, optical network components and nanotechnology. Further, our Audit Committee and Board considered the overall term of service as external director of each of Ms. Heller's and Mr. Koriat, and concluded that such term has allowed each of them with the opportunity to gain valuable in-depth and profound knowledge of the Company and its business, so that its renewal would allow the Company to continue benefiting therefrom.

If re-elected, Ms. Heller and Mr. Koriat will then serve as our external directors pursuant to the provision of the Companies Law for an additional three (3) year terms, beginning on the Expiration Date and ending three (3) years thereafter, after which they may be re-elected to serve in this capacity for additional terms in accordance with and subject to the approvals required under the Companies Law and the Relief Regulations.

Financial and Accounting Expertise

Under the Companies Law, generally at least one of the external directors must have "accounting and financial expertise" and each external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Companies Law); The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have "accounting and financial expertise" or "professional qualifications". The Board of Directors of the Company has determined that Ms. Gabi Heller has the requisite "accounting and financial expertise" and that Mr. Rafi Koriat has the requisite "professional qualifications" to serve as external directors.

The following are brief biographies of Messrs. Heller and Koriat, based upon the records of the Company and information furnished to it by each of them:

Gabi Heller has served on our Board since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. As of July 2010 Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding two technology incubators, traded on the Singapore Exchange Ltd. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Except for the Company, Ms. Heller currently serves on the Boards of Directors of Elco Holdings Ltd and the Ashtrom Group, both traded on TASE. From 2010 to 2017 she served on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel, from 2007 to 2016 Ms. Heller served on the Board of Directors of Kerur Holdings Ltd and From 2013 to 2014 she served on the Board of Directors of Ashlad Ltd.. From 2004 to 2007 Ms. Heller served on the Board of Directors of Electra Consumer Products Ltd., From 1999 to 2003 served on the Board of Directors of Priortech, and from 2000 to 2003 she served on the Board of Directors of John Bryce Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board since September 2006 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Koriat has extensive experience as CEO and Board member in companies in the fields of semiconductor assembly and processing equipment, optical network components and nanotechnology and as Co-Chairman of NanoIsrael International Conference; Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic management and positioning of high tech companies and management, Mr. Koriat was CEO of Lambda Crossing Ltd. engaged in the development and manufacturing of optical components for the networks (2001-2006), and Founder and CEO of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California (1992-2001); both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment. Previously, Mr. Koriat worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc., mostly at the headquarters in the United States and earlier in Israel, and held executive positions including Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), all three under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology and a M.Sc. from Drexel University in Philadelphia, Pennsylvania, and has completed an Executive Management Program at Stanford University.

Each of Ms. Heller and Mr. Rafi Koriat qualify as independent director as defined by the rules and regulations of the NASDAQ Stock Market.

We are not aware of any reason why any of the two (2) nominees, if re-elected, would be unable or unwilling to serve as our external director. If re-elected, the external directors will receive cash remuneration as described below.

Compensation to our External Directors

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of a company according to the amount of its capital. In addition, a company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations, referred to under the Remuneration Regulations.

The compensation of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three (3)-year period during which he or she is in office.

Cash

On May 2, 2018, following approval by our Compensation Committee, our Board of Directors resolved that during their fifth term of service (assuming that they will be re-elected as set forth above), our external directors, Ms. Gabi Heller and Mr. Rafi Koriat, shall continue to receive the same cash remuneration as currently paid to them - NIS 70,000 (approximately $19,444) as annual fee, NIS 2,600 (approximately $722) as in-person participation fee, NIS 1,560 (approximately $433) for conference call participation and NIS 1,300 (approximately $361) for written resolutions.

As these amounts are included in the range between the fixed amounts of the annual and participation fees as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations.

The above-mentioned cash remuneration is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

Equity

On May 2, 2018, following approval by our Compensation Committee, our Board of Directors resolved that, subject to the approval of their respective re-elections as external directors of the Company, each of Ms. Gabi Heller and Mr. Rafi Koriat shall be entitled to receive an equity grant equal to the Directors' RSUs.

If approved by our shareholders, the Directors' RSUs shall be granted on the Grant Date, subject to the approval of the 2018 Plan by the Israeli tax authority prior to such time. The Directors’ RSUs shall vest over a period of three (3) years, on a quarterly basis, with one twelfth (1/12) of the total amount granted vested each calendar quarter, beginning three (3) months following the Grant Date, and then on each of the following calendar quarters. These Directors' RSUs will be granted under the 2018 Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

The annualized value of the proposed equity grant for each of Ms. Gabi Heller and Mr. Rafi Koriat, using the fair value as of the date of its approval by the Board  (May 2, 2018), is approximately ten thousand (10,000) USD.

The proposed equity grant is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors may be entitled to receive equity based compensation, the annual value of which shall not exceed thirty thousand (30,000) USD, and which shall vest in quarterly installments.

As of the date hereof, Ms. Heller and Mr. Koriat do not beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal, in person, by proxy or by electronic voting, is necessary for the approval of the re-election of Mr. Rafi Koriat and Ms. Gabi Heller as external directors and for the approval of their equity grant. In addition, the shareholders' approval must either include at least a majority of the Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent (2%) of the outstanding Shares (the "Special Majority").

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family, or the immediate family of a shareholder's spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Priortech and Messrs. Amit and Stern, who are deemed to control Priortech) is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal. The election of each of the two (2) nominees, together with their respective equity grants, shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Ms. Gabi Heller be, and she hereby is, re-elected to serve as external director of the Company, for additional term of three years, to commence on September 13, 2018 and until September 12, 2021; and that as consideration for her service as such, to approve the grant of 4,366 RSUs to Ms. Gabi Heller, all upon the terms described in Item B of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders "; and

"FURTHER RESOLVED, that Mr. Rafi Koriat be, and he hereby is, re-elected to serve as external director of the Company, for additional term of three years, to commence on September 13, 2018 and until September 12, 2021; and that as consideration for his service as such, to approve the grant of 4,366 RSUs to Mr. Rafi Koriat, all upon the terms described in Item B of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders”.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

As each of Ms. Heller and Mr. Koriat has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election and equity grant, each of them refrained from making a recommendation with respect to his or her own re-election and equity grant.

ITEM C

RE-APPROVAL OF GRANT OF INDEMNIFICATION AND EXEMPTION LETTERS

Background

On October 24, 2011, the Company's shareholders approved the grant of letters of indemnification and exemption to each of our present and future directors and officers (the "Indemnification and Exemption Letter(s)"), including those directors and officers who hold a controlling interest in us – Mr. Rafi Amit, our CEO, and Mr. Yotam Stern – our director (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

Under the Companies Law, the grant of the Indemnification and Exemption Letters to those directors and officers who hold a controlling interest in us requires re-approval by the Compensation Committee, Board of Directors and Company's shareholders, not less than every three (3) years. On November 12, 2014, the Company's shareholders re-approved the grant of the Indemnification and Exemption Letters to Messrs. Rafi Amit and Yotam Stern for an additional period of three (3) years following such approval.

General

The Indemnification and Exemption Letter provides, among other matters, indemnification of the Company's officers and directors for: (i) reasonable litigation expenses, including attorney's fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law, 5728-1968 (the "Securities Law"); and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law.

The indemnification undertaking is limited to those events which are foreseeable in light of the Company's activities at the time such undertaking is granted, and the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the letter of indemnification shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification.  Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company's D&O Insurance Policy, as shall be in effect from time to time.

The Indemnification and Exemption Letter also provides our directors and officers with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law, and is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

Our Compensation Committee and Board of Directors, in their respective resolutions dated April 30, 2018 and May 2, 2018, respectively, re-approved the grant of an Indemnification and Exemption Letter to each of Messrs. Amit and Stern, subject to shareholder approval, for an additional period of three (3) years as of November 12, 2017, in a form identical to the form previously approved to be granted to our Office Holders, including Messrs. Amit and Stern, attached to this Proxy Statement as Exhibit A.

The Compensation Committee and Board of Directors believe that the grant of the Indemnification and Exemption Letters to Messrs. Amit and Stern is in the best interests of the Company as it will enable the Company to retain highly qualified directors and officers who, through their efforts and expertise, make a significant contribution to the Company’s success. The Compensation Committee and Board of Directors have also considered the adequacy of such grant to the provisions of the Company's Compensation Policy for Office Holders (the "Compensation Policy"), and determined that the grant of the Indemnification and Exemption Letters to Messrs. Amit and Stern complies with the provisions of such Compensation Policy.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Special Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting, the following resolution be adopted:

 "RESOLVED, to re-approve the grant of an Indemnification and Exemption Letter to each of Mr. Rafi Amit and Mr. Yotam Stern, in a form as set forth in Exhibit A to the Notice and Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders, which shall be granted for a term of three (3) years commencing on November 12, 2017".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

As both Mr. Amit and Mr. Stern have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

ITEM D

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Background

On October 14, 2013, our shareholders, following the recommendation of the Company's Compensation Committee and Board, approved the adoption of the Compensation Policy, which provides a framework for the terms of office and employment of our Office Holders, including terms such as their base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, and rights to indemnification.

Under the Companies Law, the Compensation Policy must be reviewed from time to time by the compensation committee and the board, in order to consider its adequacy, and must be re-approved by the compensation committee, board and shareholders of the company at least every three (3) years. Our Compensation Policy was last amended and approved by our Compensation Committee, Board and shareholders in November 2016.

General

Further to the review of the Compensation Policy by the Company's Compensation Committee and Board, and the experience gained in the implementation of the Compensation Policy over time, our Compensation Committee and Board of Directors have determined that some provisions of the Compensation Policy should be updated, clarified or revised.

The proposed amendments to the Compensation Policy are marked in a revised version of the Compensation Policy attached to this Proxy Statement as Exhibit B (the "Amended Policy"), and include the following (terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy):

Section II 8.1.4:

Under the Compensation Policy, for each calendar year, our Compensation Committee and Board shall adopt an incentive Cash Plan for each Office Holder which shall set forth his or her on target cash payment amount (the "On Target Cash Plan"), payable based on the actual achievement (by the Company, the applicable business unit and/ or the Office Holder, as applicable) of predetermined targets for each calendar year.

Section II 8.1.4 of the Compensation Policy, in its current form, provides that the maximum On Target Cash Plan for our CEO shall be six (6) monthly base salaries. Our Compensation Committee and Board of Directors reviewed a benchmark comparison referring to compensation granted to CEOs of peer group companies, which indicated that the annual bonus payable to our CEO is lower from the average and median levels of annual bonuses paid to CEOs of such peer group companies. Pursuant to such review, our Compensation Committee and Board of Directors believe that it is advisable to increase the cap of the On Target Cash Plan permitted under our Compensation Policy for the Company's CEO, to nine (9) monthly base salaries, in order to provide the Company with more flexibility in setting his On Target Cash Plan, thus enabling the Company to propose its CEO a more suitable and competitive compensation package. Our Compensation Committee and Board of Directors believe that this proposed amendment to the Compensation Policy is appropriate and suitable to the needs of the Company, as it provides a better expression of the desired compensation structure for the Company's CEO and of the right balance between creating proper incentives for our CEO, and the Company's other best interests.

Section II 8.1.5:

This Section, in its current form, provides that the Cash Plan for our CEO in a given year shall be capped as determined by the Board, but shall not exceed nine (9) monthly base salaries (the "CEO Cash Plan Cap"). In light of the aforementioned proposed increase in the maximum On Target Cash Plan, it is proposed to correspondingly increase the CEO Cash Plan Cap, such that under the Amended Policy it shall be thirteen and a half (13.5) monthly base salaries, for the same reasons referred to above with respect to Section II 8.1.4.

Section III 3.1:

This Section, in its current form, provides that the determination of External Directors' remuneration and the caps set thereupon, shall be in accordance with the Remuneration Regulations; it is proposed that, under the Amended Policy, such determination and caps on the remuneration of External Directors, shall be subject to and in accordance with all applicable regulations under the Companies Law (e.g., the Remuneration Regulations, the Alleviation Regulations, and any other regulations under the Companies Law as may be applicable from time to time), and not only the Remuneration Regulations, thus allowing the Company with more flexibility in setting the appropriate compensation for its external directors.

Section IV 2:

This Section provides for certain caps with respect to our directors and officers liability insurance policy ("D&O Insurance"); under the Amended Policy, it is proposed to increase such caps, in order to ensure adequate coverage to the extent permitted by law, as follows:

1)	Increase the cap set for the insurance coverage provided under the Company's D&O Insurance policies from ten million (10,000,000) USD to thirty million (30,000,000) USD; and

2)
Increase the cap set for the premiums to be paid under the Company's D&O Insurance policies from seventy thousand (70,000) USD to an annual premium of two hundred and ten thousand (210,000) USD (plus twenty percent (20%) additional coverage for claims-related costs). The proposed increases of the caps for coverage and premium are intended to align such caps to the current trends in the D&O Insurance market which include higher amounts of coverage and premiums paid with respect to such insurances. These higher amounts are a result of a significant increase in the number of class-action claims, associated with higher settlement amounts and related legal expenses; a trend which is particularly applicable to Israeli companies that are listed on Nasdaq (such a class-action claim was brought against the Company few years ago).

The Compensation Committee and Board deem these amendments required in order to enable the Company to provide its Office Holders with adequate D&O Insurance policies, which include coverage and premium ranges that are in line with the current market practice for comparable companies, and taking into account the Company's character, financial position, needs, prospects and strategic goals.

The Company's Compensation Committee and Board resolved, in separate resolutions dated April 30, 2018 and May 2, 2018, respectively, to approve the Amended Policy, subject to shareholder approval, as required under the Companies Law.

If the above-mentioned amendments to the Compensation Policy are adopted by our shareholders, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the adoption of the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect until November 2, 2019 - which is the end of the three (3)-year period that commenced on November 3, 2016, the date of its most recent adoption by our shareholders.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Special Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Amended Policy, in the form attached as Exhibit B to the Proxy Statement for the 2018 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three years as of the date hereof".

The Board recommends a vote "FOR" approval of the proposed resolution.

As all members of the Board have a personal interest in the foregoing proposed resolution, in accordance with the Companies Law, they were all entitled to participate and vote on said resolution.

ITEM E

APPROVAL OF SPECIAL EQUITY AWARD FOR THE COMPANY'S OFFICE
HOLDERS (EXCLUDING THE CEO)

Background

Under the Companies Law, arrangements regarding the compensation of Office Holders of a publicly traded company should generally be consistent with the company's compensation policy. Notwithstanding the foregoing, the compensation committee and board of directors may, in certain circumstances, approve an arrangement regarding the compensation of Office Holders that deviates from the compensation policy, provided that such arrangement is approved by a Special Majority of the company's shareholders.

General

In light of the extraordinarily challenging work plan set by the Company for the next four (4) years, our Board of Directors deemed it advisable to retain motivate and incentivize applicable Company key employees, who are expected by the Company to be of essence in achieving the challenging targets set under such work plan; accordingly, our Board has approved a general framework for a special one-time performance based equity grant, in a total scope equal to approximately one point eight percent (1.8%) of the Company's issued and outstanding share capital, to certain key employees of the Company (the "Employees Equity Grant"), which is partially linked to the continuous achievement by the Company of the growth and profitability targets under such work plan. The grant date of such Employees Equity Grant shall be the date of the Board's final approval thereof (May, 2, 2018), following and subject to the approval of the 2018 Plan by the Israeli tax authority. In connection with its approval of such framework for the Employees Equity Grant, and following the approval by our Compensation Committee, our Board of Directors further resolved to recommend to our shareholders to approve a special one-time equity grant to our Office Holders (excluding our CEO), the majority of which is also linked to the continuous achievement by the Company of its long term growth and profitability targets under the aforementioned four (4) year work plan, and to the creation of long term shareholder value, as further detailed below (the "Office Holders Equity Grant").

The Office Holders Equity Grant shall be comprised of a total of two hundred and forty two thousand, three hundred and fifty eight (242,358) Restricted Share Units (collectively with the PRSUs (as defined below) - the "RSU(s)"), to be granted to our Office Holders (excluding our CEO), namely, Mr. Moshe Eisenberg, our Vice President ("VP") – Chief Financial Officer ("CFO"), Mr. Ramy Langer, our VP - Chief Operating Officer ("COO") and Ms. Orit Geva-Dvash, our VP - Human Resources ("HR"), all under terms further detailed below.

If approved by our shareholders, the RSUs under the Office Holders Equity Grant shall be granted on the Grant Date, subject to the approval of the Company's 2018 Plan by the Israeli tax authority prior to such time. Under the Office Holders Equity Grant, each of our VP CFO and VP COO shall receive ninety eight thousand, two hundred and fifty three (98,253) RSUs, and our VP HR shall receive forty five thousand, eight hundred and fifty two (45,852) RSUs. The annualized value of the Office Holders Equity Grant, using the fair value as of the date of its approval by the Board (May 2, 2018), is approximately one-hundred and sixty nine thousand (169,000) USD for each of our VP CFO and VP COO, and approximately seventy nine thousand (79,000) USD for our VP HR.

The RSUs shall vest over a period of four (4) years with one fourth (1/4) of the total amount granted vested each year, beginning upon the first anniversary of the Grant Date, and then on each of the three (3) subsequent anniversaries thereafter (the "Time-Based Vesting").

In addition to the Time-Based Vesting, 70% of the RSUs granted t to our VP CFO and VP COO shall be subject to performance based vesting criteria (the "Performance-Based Vesting"), and fifty percent (50%) of the RSUs granted to our VP HR shall be subject to Performance Based Vesting (the "PRSU(s)"). The performance criteria and general framework of the PRSUs (the "PRSU Framework") have been determined by our Compensation Committee and Board, based on the following principles:

a.
The Performance-Based Vesting of the PRSUs shall apply to twenty five percent (25%) of the PRSUs each year, and the criteria therefore shall be based on year-over-year improvement of the Company's financial performance, i.e. a challenging level of growth in both Non-GAAP operating income and revenues during each year, over a period of four (4) years (the "PRSU Term").

b.
The PRSU Framework includes a threshold performance level of seventy percent (70%), set by our Compensation Committee and Board, under which no PRSUs shall vest during such year (the "PRSU Threshold"). If during a certain year Performance-Based Vesting is achieved at or above the PRSU Threshold level and up to eighty percent (80%), then seventy percent (70%) of the PRSUs shall become vested; if Performance-Based Vesting is achieved at or above eighty percent (80%) and up to ninety percent (90%), then eighty percent (80%) of the PRSUs shall become vested; if Performance-Based Vesting is achieved at or above ninety percent (90%) and up to one hundred percent (100%), ninety five percent (95%) of the PRSUs shall become vested; and once Performance-Based Vesting is met at a level of one hundred percent (100%) - all of the PRSUs attributed to such year shall become vested.

c.
In the event that the Performance-Based Vesting is not reached during a certain year (i.e. is either below the threshold or only partially achieved) (the "Partial Achievement Year"), then, if the Performance-Based Vesting  in any other year(s) during the PRSU Term has been or shall be achieved at a level higher than one hundred percent (100%),  the portion of the over achievement score(s), i.e., the part that is in excess of one hundred percent (100%), shall be added to the score of the Partial Achievement Year, so that there shall be a new score for such year, and to the extent that such new score would entitle a higher number of RSUs to have vested during the Partial Achievement Year, then additional RSUs shall vest to reflect such difference (the "Deferred Achievement").

d.
The PRSU Framework also includes an overachievement opportunity such that (i) if, prior to the end of the PRSU Term, the aggregate Performance-Based Vesting criteria that were defined for the full four (4) years have been met; or (ii) if at any time the market value of the Company's Shares, based on their average closing price on the NASDAQ Global Select Market over any period equal to the sixty (60) trading days prior to such time (the "Share Market Value"), has increased, in comparison to the Share Market Value at the Grant Date, by one hundred percent (100%) or more, then in each of the cases the Performance-Based Vesting shall be deemed achieved in its entirety; it being clarified, that in each of the foregoing cases, the PRSUs shall still be subject to any remaining Time-Based Vesting.

e.
The achievement of the Performance-Based Vesting criteria shall be evaluated following the announcement of the Company's financial results for each year of the PRSU Term. Upon the achievement of the Performance-Based Vesting criteria (or a portion thereof), the applicable portion of the PRSUs shall become fully vested, and shall remain subject only to Time Based Vesting, while the remainder of the PRSUs shall expire upon the expiration of the PRSU Term, to the extent not vested prior to such expiration pursuant to a Deferred Achievement.

f.
The Company's Board of Directors has determined that the Performance-Based Vesting criteria and targets under the PRSU Framework are commercially sensitive, and therefore their disclosure would be detrimental to the interests of the Company and its shareholders alike. However, the Board shall consider whether to disclose such Performance-Based Vesting criteria and targets in retrospect, if and when their disclosure is no longer detrimental to the interests of the Company and its shareholders.

The RSUs shall be granted under the 2018 Plan, and under the Capital Gains Route of Section 102(b)(2) of the Ordinance, and any vested portion thereof may be exercised for a term of seven (7) years from the Grant Date, after which they shall expire and terminate and become null and void.

Upon the closing of a "Corporate Transaction" (as such term is defined under the 2018 Plan) (a "Corporate Transaction")the Performance-Based Vesting element shall no longer be applicable, such that the RSUs shall remain subject to Time-Based Vesting only.

Further, upon the closing of a Corporate Transaction and in certain cases of a change in control of the Company, as shall be detailed in the relevant Notice of Grant, the Time Based Vesting of fifty percent (50%) of the RSUs granted and not yet vested shall be accelerated, so that these RSUs shall become fully vested upon the completion of such Corporate Transaction or change in control. The remaining fifty percent (50%) of the RSUs granted but not yet vested shall be subject to a double trigger acceleration mechanism such that if following the closing of a Corporate Transaction (i) the Office Holder is not offered to continue to be employed by the Company (or the surviving entity following a merger) in a comparable or more senior functions, duties or responsibilities and/or on comparable or favorable terms; (ii) within twelve (12) months following the closing of said Corporate Transaction the Office Holder's employment with the Company (or the surviving entity following merger) is terminated by the Company not for Cause (as such term is defined in such Office Holder’s applicable employment agreement); or (iii) within twelve (12) months following the closing of said Corporate Transaction the Office Holder's employment with the Company (or the surviving entity following a merger) is terminated by the Office Holder due to an adverse change (other than an insignificant change) to the Office Holder's functions, duties or responsibilities and/or terms of employment (collectively, the "Double Trigger") - then, under such Double Trigger circumstances, such Office Holder shall be entitled to acceleration of the Time-Based Vesting of his or her remaining (50%) RSUs, so that these RSUs shall become fully vested upon the completion of the Corporate Transaction.

The proposed Office Holders Equity Grant is not covered by the Compensation Policy; it is intended to be a special, one-time award that is granted outside of the Office Holders' regular annual compensation terms, and is not intended to reflect the Company's regular policy for compensating its Office Holders.

Considerations Taken into Account by our Compensation Committee and Board of Directors in Approving the Office Holders Equity Grant

Our Compensation Committee and Board believe that the proposed Office Holders Equity Grant is in the Company's best interests and is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our Office Holders through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company's investors and the effect of such equity grant on the dilution of our shareholders. Further, looking forward to the ambitious goals set by the Company for the next four (4) years, our Compensation Committee and Board believe that the Performance-Based Vesting forming part of the PRSU Framework, provides an essential and challenging performance incentive for the Company's Office Holders, who are entrusted by the Company to achieve such goals and an effective retention tool, in critical times.

When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations detailed under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by each of our Office Holders, the estimation of each of our Office Holders expected contribution and the importance of each of them to the future growth and profitability of the Company. In addition, our Compensation Committee and Board of Directors reviewed the equity compensation received by office holders of peer-group companies, in accordance with a benchmarking prepared by a reputable consultancy firm, and noted that the annualized fair value of the proposed Office Holders Equity Grant is below the median level of the annualized fair value of equity granted to office holders of such peer-group companies.

Required Vote

The affirmative vote of the holders of a majority of the Shares represented and voting on these proposals at the Meeting in person, in person or by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholders' approval must also include the Special Majority. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting, the following resolutions be adopted:

 "RESOLVED, to approve the Office Holders Equity Grant upon terms as described in Item E of the Proxy Statement for the 2018 Annual General Meeting of Shareholders".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

APPROVAL OF COMPENSATION FOR THE COMPANY'S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements regarding the compensation of a CEO of a publicly traded company require approval by the compensation committee, board of directors and company's shareholders, not less than every three (3) years. Furthermore, in general, such compensation should be consistent with the company's compensation policy.

On August 5, 2015, the existing compensation terms of our CEO, Mr. Rafi Amit, as detailed below, were last approved by our shareholders.

We now seek our shareholders' approval for the renewal of these terms, as well as for certain amendments to the compensation paid to Mr. Amit in consideration for his services as our CEO, to become effective as of the date of the Meeting and for a period of three (3) years thereafter, all as detailed herein below.

It should be noted that Mr. Amit may be deemed, together with a third party, to control the Company, as a result of a voting agreement relating to a majority of the voting equity of the Company's parent company, Priortech, pursuant to which Mr. Amit may be deemed to control Priortech, and indirectly control the Company (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

General

Annual Base Salary and Related Benefits

Following the approval of our Compensation Committee, our Board resolved, subject to shareholder approval, to approve that the CEO Base Salary and related benefits shall remain without change, as previously approved, subject to the specific amendments detailed below.

In accordance with his current employment terms, Mr. Amit dedicates ninety percent (90%) of his time to his role as our CEO and is entitled to a gross annual base salary of $313,133 (including social benefits) (the "CEO Base Salary"), to an On Target Cash Plan which shall not exceed the cap set under our Compensation Policy (currently, six (6) monthly base salaries, and under the Amended Policy, if approved, nine (9) monthly base salaries), and to all other benefits forming part of his total compensation. In addition, as Mr. Amit resides in Asia, close to the Company's primary markets in Asia and the Far East, he is entitled to receive benefits granted to employees of the Company who relocated to Asia, such as flights, housing and health insurance.

In addition, our Compensation Committee and Board resolved, that, subject to shareholder approval, Mr. Amit shall be entitled to accumulate up to 5 (five) annual vacation quotas (in case those days have not been used by him), of which any unused accumulated vacation days will be redeemed in payment upon termination of employment. Our Compensation Committee and Board believe that the foregoing arrangement with respect to Mr. Amit's vacation quotas is appropriate considering Mr. Amit's seniority in the Company and taking into account the general policy of the Company pursuant to which employees are entitled to accumulate and redeem a certain number of vacation quotas based on the total term of their engagement with the Company.

Cash Bonus Plan for the Years 2018, 2019 and 2020

Following the approval of our Compensation Committee, our Board resolved, subject to shareholder approval, that for each of the years 2018, 2019 and 2020, the annual on target cash bonus of our CEO shall be increased to nine (9) monthly base salaries (the "CEO On Target Bonus"), subject to the applicable amendment of Section II 8.1.4 of the Compensation Policy, referring to the increase of the cap on the On Target Cash Plan of our CEO to nine (9) monthly base salaries (as detailed under Item D above – "General" – "Section II 8.1.4"); if the Amended Policy is not approved by our shareholders, our Compensation Committee and Board have resolved, subject to shareholder approval, that for each of the years 2018, 2019 and 2020, the annual on target cash bonus of our CEO shall remain equal to six (6) monthly base salaries.

The CEO On Target Bonus shall be comprised of the following (the "CEO Cash Bonus Plan"):

2.	Measurable Targets:

At least eighty percent (80%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets, and will include:

a.
At least two (2) different financial measurable targets, weighting together at least fifty percent (50%) of the CEO Cash Bonus Plan, one of which shall be the Company's Non GAAP Net Profit which shall weight at least twenty five (25%) of the CEO Cash Bonus Plan (together: the "Financial Measurable Targets").

For the year 2018, the proposed Financial Measurable Targets shall include (i) Non GAAP operating income, having a weight of twenty six point twenty five percent (26.25%) of the CEO Cash Bonus Plan; and (ii) Company revenues having a weight of thirty three point seventy five percent (33.75%) of the CEO Cash Bonus Plan, both to be determined based on the Company’s financial targets for the year 2018.

For each of the years 2019 and 2020, our Compensation Committee and Board of Directors may decide to change the weights of each of the Financial Measurable Targets specified above (provided that the Company's Non GAAP Net Profit shall in any event weigh at least twenty five percent (25%), as set forth above), replace Company's revenues with another Financial Measurable Target, or add additional Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section a.

b.	Non-financial measurable targets (the "Non-Financial Measurable Targets").

For the year 2018, the Non-Financial Measurable Targets shall consist of several targets relating to the Company's penetration of certain new market segment, aggregately weighing twenty five percent (25%) of the CEO Cash Bonus Plan.

For each of the years 2019 and 2020, our Compensation Committee and Board may decide to change the weight of the Non-Financial Measurable Target specified above, replace such Non-Financial Measurable Target with another Non-Financial Measurable target, or add additional Non-Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section b.

Following the end of each calendar year, the actual achievements of the Company for that year shall be measured as follows:

(i)	Achievement of one hundred percent (100%) of the Measurable Targets, will entitle one hundred percent (100%) payment for the Measurable Targets;

(ii)
Achievement above one hundred percent (100%) of any of the Measurable Targets will increase the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board of Directors for each year (provided that in no event shall the annual cash plan payment to our CEO exceed the Payment Cap as defined below); and

(iii)
Achievement below one hundred percent (100%) of any of the Measurable Targets (but above the Payment Threshold as defined below) will decrease the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board of Directors for each year.

3.
Non-Measurable Targets: No more than twenty percent (20%) of the targets for the CEO Cash Bonus Plan will be non-measurable targets, which may include one or more objectives and they shall be pre-determined by our Compensation Committee and Board of Directors for each of the years 2018, 2019 and 2020. For 2018, the non-measurable targets shall weigh fifteen percent (15%) of the CEO Cash Bonus Plan.

Our Compensation Policy sets a threshold for payment of annual cash bonuses to our executives, including our CEO; under such threshold, in the event that the Company's Non GAAP Net Profit shall be less than $2,000,000, no cash bonuses shall be paid to any of our executives, including our CEO (the "Payment Threshold"). Accordingly, if the Payment Threshold is not reached, our CEO will not be entitled to receive any cash bonus.

Following the approval of our Compensation Committee, our Board resolved that in any event, the aggregate amount of the annual cash plan payment to our CEO, with respect to each of the years 2018, 2019 and 2020, shall not exceed thirteen and half (13.5) monthly base salaries (the "Payment Cap"), subject to the applicable amendment of Section II 8.1.5 of the Compensation Policy, referring to the increase of the CEO Cash Plan Cap to thirteen and a half (13.5) monthly base salaries (as detailed under Item D above – "General" – "Section II 8.1.5"); if the Amended Policy is not approved by our shareholders, our Compensation Committee and Board have resolved that in any event, the aggregate amount of the annual cash plan payment to our CEO, with respect to each of the years 2018, 2019 and 2020, shall not exceed nine (9) monthly base salaries.

CEO Equity Grant

Following the approval by our Compensation Committee, our Board of Directors resolved to recommend to our shareholders to approve a special one-time equity grant to our CEO, as part of the general equity plan approved by our Board for certain key employees, as described in Item E above (the "CEO Equity Grant").

The CEO Equity Grant shall be comprised of a total of one hundred and sixty three thousand, seven hundred and fifty-five (163,755 RSUs), one hundred percent (100%) of which will be performance based, to be granted to our CEO, all under the terms of the PRSU Framework and as further detailed herein below.

If approved by the shareholders, the PRSUs under the CEO Equity Grant shall be granted at the Grant Date, subject to the approval of the 2018 Plan by the Israeli tax authority prior to such time. The annualized value of the CEO Equity Grant, using the fair value as of the date its approval by the Board (May 2, 2018), is two hundred and eighty one thousand (281,000) USD.

The PRSUs shall be subject to the Time-Based Vesting and the Performance-Based Vesting, as detailed in Item E above.

The PRSUs shall be granted under the Company’s 2018 Plan, and any vested portion thereof may be exercised for a term of seven (7) years from the Grant Date, after which they shall expire and terminate and become null and void.

Upon the closing of a Corporate Transaction, the Performance-Based Vesting element shall no longer be applicable, such that the PRSUs shall remain subject to Time-Based Vesting only.

Further, the RSUs shall be subject to a Double Trigger acceleration mechanism, such that under Double Trigger circumstances only, our CEO shall be entitled to acceleration of the Time-Based Vesting of his PRSUs. It being clarified that under circumstances of a Corporate Transaction that do not constitute Double Trigger circumstances, there shall be no acceleration of the Time-Based Vesting of the RSUs under the CEO Equity Grant.

The proposed CEO Equity Grant is not covered by the Compensation Policy; it is intended to be a special, one-time award that is granted outside of the CEO's regular annual compensation terms, and is not intended to reflect the Company's regular policy for compensating its CEO.

Considerations Taken into Account by our Compensation Committee and Board of Directors in Approving the compensation of our CEO

Our Compensation Committee and Board of Directors believe that the proposed CEO Base Salary (including related benefits) and the CEO Cash Bonus Plan for 2018, 2019 and 2020 are in the Company's best interests and are in line with the compensation philosophy and objectives set forth in the Compensation Policy; The Base Salary is in line with the caps and limitations set forth in the Compensation Policy, and the CEO Cash Bonus Plan is in line with the caps and limitations set forth in the Amended Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations as required under our Compensation Policy, including benchmarking of compensation received by CEOs of peer-group companies and other comparable data of peer companies in our industry, the responsibilities and duties performed by Mr. Amit, the estimation of Mr. Amit's expected contribution and his importance to the continued growth and profitability of the Company.

In addition, our Compensation Committee and Board believe that although, as mentioned above, Mr. Amit may be deemed (together with a third party) to control the Company (as a result of a voting agreement relating to a majority of the voting equity of the Company's parent company, Priortech, pursuant to which Mr. Amit may be deemed to control Priortech, and indirectly control the Company), as the percentages of Company’s shares beneficially owned by him, directly and indirectly (see the table above under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT), are relatively low, such deemed control of the Company should not derogate from the importance of incentivizing the CEO through the grant of equity bearing an adequate value. It is therefore in the Company's best interests, and is appropriate and suitable, to motivate and incentivize our CEO through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company's investors and the effect of the equity grant on the dilution of our shareholders. Further, looking forward to the ambitious goals set by the Company for the next four (4) years, our Compensation Committee and Board believe that the Performance-Based Vesting forming part of the PRSUs Framework, provides an essential and challenging performance incentive for the Company's CEO, who is entrusted by the Company to lead the achievement of such goals.

Required Vote

The affirmative vote of the holders of a majority of the Shares represented and voting on these proposals at the Meeting in person, in person or by proxy, by proxy card or by electronic voting, is required for the approval of each of the foregoing resolutions. In addition, the shareholders' approval must also include the Special Majority. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting, the following resolutions be adopted:

 "RESOLVED, to approve the CEO Base Salary (and related benefits), the CEO Cash Bonus Plan for the years 2018, 2019 and 2020, the CEO Equity Grant - all upon the terms described in Item F of the Proxy Statement for the 2018 Annual General Meeting of Shareholders".

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

As both Mr. Amit and Mr. Stern have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

ITEM G

AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

The Company's existing Articles of Association contain certain provisions relating to the opening of General Meetings of the Company's shareholders and to the election of Chairman for such meetings. It is proposed to revise one of these provisions, as detailed below.

General

The one proposed amendment to the Articles of Association is in Section 18.8(b) and it is marked in the revised version of the Articles of Association attached to this Proxy Statement as Exhibit C (the "Amended Articles").

Election of Chairman of the General Meeting: Section 18.8(b) describes the procedure for opening of General Meetings of the Company's shareholders and for the election of the Chairman for such meetings, pursuant to which such election of the Chairman shall take place at the beginning of the meeting, which shall be opened by the Chairman of the Board or by another director or Office Holder, as may be designated for such purpose by the Board. In accordance with standard and practical practice, and as permitted under the Companies Law, it is proposed to revise this section so that General Meetings shall be opened by a pre-elected Chairman, as shall be designated by the Company's Board, prior to the meeting.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit C to the Proxy Statement for the 2018 Annual General Meeting of Shareholders, be approved and the Company's Articles of Association be reinstated and replaced by such Amended Articles".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM H

APPOINTMENT OF INDEPENDENT AUDITORS

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

Somekh Chaikin, a member firm of KPMG International, our sole auditor for all SEC filings and reporting, and Raveh Ravid, served as the Company's joint independent auditors. However, in January 2018 Raveh Ravid terminated their engagement with us following the departure of Mr. Eli Goldstein, the partner who provided the accounting services to the Company on behalf of Raveh Ravid, from Raveh Ravid to an independent accounting firm - Eli Goldstein & Co., Certified Public Accountants.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International, and to appoint Eli Goldstein & Co., Certified Public Accountants, as joint independent auditor of the Company, until immediately following the next annual general meeting of shareholders.

Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Although the two firms, Somekh Chaikin and Eli Goldstein & Co., will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will continue to be a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin, and have recommended their re-appointment as the Company's independent auditor until immediately following the next annual general meeting of shareholders. Approval of such re-appointment is now being sought from the Company's shareholders.

Further, the Company's Audit Committee and Board have recommended the appointment of Eli Goldstein & Co., Certified Public Accountants, as joint auditor to Somekh Chaikin, based, inter alia, on the belief that it is in the best interests of the Company that a senior partner such as Eli Goldstein, who has been long familiar with the Company's activities, and with the activities of the Priortech group, of which the Company form part, will continue to be one of the Company's auditors.

Approval of such appointment is now being sought from the Company's shareholders.

According to the Company's Articles, the Board is authorized to determine the basis of the auditors' compensation in accordance with the volume and nature of the services rendered by them. The following table presents Information regarding the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2017:

Services Rendered	Fees
Audit fees[1]	$278,778
Tax[2]	$71,508

Total	$350,286

[1]
Audit fees for the year ended December 31, 2017 were for professional services rendered for the integrated audit of the Company's annual consolidated financial statements and its internal controls over financial reporting (2016 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees relate to tax compliance, planning and advice.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, is necessary for the re-appointment of Somekh Chaikin and for the appointment of Eli Goldstein & Co. as joint independent auditors of the Company, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Eli Goldstein & Co., Certified Public Accountants, be appointed as the joint independent auditor of the Company, until the conclusion of the 2019 annual general meeting of shareholders, while Somekh Chaikin will be the sole auditor for all SEC filings and reporting; and (ii) the Board of the Company shall be authorized to determine the fees for Somekh Chaikin and for Eli Goldstein & Co., in each case at the Audit Committee’s recommendation, for the term of their  appointment, according to the nature and volume of their services."

The Board recommends that the Company's shareholders vote FOR the approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2017 (filed with the SEC on March 15, 2018), may be viewed on our website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, MOTY BEN-ARIE Chairman of the Board of directors May 3, 2018

Exhibit A

To:
__________________
__________________

Letter of Indemnification

1.	Undertaking for Indemnification - General

1.1
You serve or have been appointed to serve as an officer and/or director ("Office Holder") of Camtek Ltd., a company organized under the laws of the State of Israel (the "Company"). The Audit Committee, the Board of Directors, and the General Meeting of the Company resolved, on March 9, 2000, to grant an undertaking for indemnification to the Office Holders of the Company.

1.2
In consideration of your continuing service to the Company, the Company undertakes to indemnify you with respect to any liability or expense imposed upon you as a result of an action made or to be made by you in your capacity as an Office Holder of the Company, in accordance with and subject to the provisions set forth below.

1.3	Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (the “Companies Law”).

1.4	This Letter of Indemnification and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification of office holders.

2.	The Substance of the Indemnification

2.1
The Company shall indemnify you with respect to a liability or expense imposed upon you as a result of an action or omission ("Action"), made or taken by you in your capacity as an Office Holder of the Company, including such an Action made or taken by you in your capacity as an Office Holder in any other company controlled, directly or indirectly, by the Company ("Subsidiary") or a company not controlled by the Company but where your appointment as a director or observer results directly from the Company's holdings in such company ("Affiliate"), as follows:

(a)	A financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court; and

(b)
Reasonable litigation expenses, including legal fees, incurred by you or imposed upon you by a court, in proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted; and

(c)
Reasonable litigation expenses, including attorney's fees, incurred by you as a result of an investigation or proceeding instituted against you by a competent authority, which concluded without the filing of an indictment against you and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against you but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); and

(d)
expenses, including reasonable litigation expenses and legal fees, incurred by you in relation to a proceeding instituted against you: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Israeli Securities Law, 5728-1968 (the "Securities Law"), or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law; and

(e)	Payment to an injured party, pursuant to section 52ND (a)(1)(a) of the Securities Law.

2.2	If and to the extent prohibited by law, the Company will not indemnify you for any amount you may be obligated to pay with respect to:

(a)	a breach of your duty of loyalty, except where you have acted in good faith and with reasonable grounds to assume that your Actions would not adversely affect the Company;

(b)	a breach of the duty of care committed willfully or recklessly, unless committed through mere negligence;

(c)	an Action taken with the intention of receiving an unlawful personal gain;

(d)	any fine, civil fine, financial sanction or monetary settlement in lieu of a criminal proceeding imposed upon you; or

(e)	a proceeding instituted against you pursuant to the provisions of Chapters H'3, H'4 and I'1 of the Securities Law.

2.3
The Company will make available all amounts needed in accordance with section 2.1 above when such amounts become payable by you ("Time of Indebtedness"), and with respect to items referred to in sections 2.1(c) and 2.1(d) above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.4
You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are an Office Holder of the Company, a Subsidiary or an Affiliate; provided that the obligations are in respect of Actions taken while you were such an Office Holder within the scope of your responsibilites.

3.	The Amount of Indemnification

3.1
The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Office Holders, for all matters and circumstances described herein, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification. (hereinafter: the “Maximum Indemnification Amount”).

3.2
To remove any doubt, it is hereby clarified that the Maximum Indemnification Amount is the maximum amount of indemnification for all of the Office Holders of the Company together, whether with respect to the same cause or a number of causes, and such amount will be allocated amongst them in accordance with the chronological order in which the suits and/or claims, with respect to which indemnification is to be granted, were filed, up to said Maximum Indemnification Amount.

3.3
The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy, and/or not actually paid, and you will not be entitled to payment from the Company for damages with respect to which you have already received payment from an insurer and/or from the Company and/or from any other party.

3.4	Subject to the aforesaid, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.	Categories of Events to which the Indemnification Applies

The indemnification shall apply to such liabilities as aforesaid, resulting from any Actions in connection with any of the following events:

4.1
an offer and/or issuance of securities of the Company to the public and/or to certain persons, under a prospectus or in a private placement, including the planned offering and the prospectus to be published in Nasdaq, and the content of documents for the performance thereof;

4.2
Actions and/or reports resulting from or relating to the Company’s status as a “public company” whose shares have been offered to the public and are traded on Nasdaq in the United States, and/or in any other exchange, including without limitation the grant of information, data, representations, opinions, reports or notices to any third party pursuant to any law or regulation to which the Company is subject as a result of the aforementioned;

4.3	resolutions and/or Actions regarding the management of the Company’s business;

4.4	resolutions and/or Actions regarding environmental issues;

4.5	resolutions and/or Actions regarding patents, models, trademarks or other intellectual property, and/or requests for infringement thereupon;

4.6
resolutions and/or Actions regarding investments in the Company and/or the acquisition of assets, including the acquisition of companies and/or businesses and/or the investment of funds in tradeable securities and/or in any other form;

4.7	resolutions and/or Actions concerning labor relations;

4.8	resolutions and/or Actions regarding agreements of the Company with others, including for example: customers, suppliers, contractors, etc.;

4.9	resolutions and/or Actions concerning Subsidiaries and/or Affiliates, including resolutions and/or Actions as Office Holders in such Subsidiaries and/or Affiliates;

4.10	a monetary liability to a third party due to the distribution of a dividend;

4.11	resolutions and/or Actions concerning the provision of an opinion with respect to a tender offer, or any other Action concerning and/or related to a tender offer;

4.12	resolutions and/or Actions concerning a merger; and

4.13	resolutions and/or Actions concerning the approval of transactions with Office Holders and/or controlling shareholders;

4.14	Actions taken pursunat to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published;

4.15	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaires and Affiliates;

4.16	Payments to injured parties pursuant to section 52ND(a)(1)(a) of the Securities Law.

Exemption

5.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in section 2.2 above.

Miscellaneous

6.	In any event in which you are entitled to indemnification, such indemnification shall be subject to the following conditions:

6.1
You shall notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings against you, without delay following your first becoming aware thereof; and you shall deliver to the Company or to such person as it shall advise you, all documents and information you receive in connection with such proceedings.

Furthermore, you must keep the Company informed at all times with respect to events which raise concerns that they will cause legal proceedings to be initiated against you.

6.2
The Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you, in which case another attorney will be selected by the Company.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interests between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. Subject to the limitations stated above, the Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company and/or the selected attorney shall be entitled to act exclusively and to conclude such proceedings in their discretion.

At the request of the Company, you will execute any document required to enable the Company and/or said attorney to conduct your defense and to represent you in all matters connected therewith, as aforesaid.

For avoidance of doubt, in case of criminal proceedings, the Company and/or selected attorney will not have the right to plead guilty on your behalf or to agree to a plea bargain on your behalf, without your consent. Furthermore, in a civil proceeding (whether before a court or as part of a compromise arrangement) neither the Company nor said attorney shall be entitled to admit on your behalf, the existance of any events for which you are not entitled to indemnification under this Indemnification Letter  and/or under law, without your consent. However, nothing in the aforesaid shall be construed to prevent the Company, and/or said attorney with the approval of the Company, from reaching a monetary settlement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an event for which you are not entitled to indemnification under this Indemnification Letter and/or under law.

6.3
You will fully cooperate with the Company and/or with any attorney as aforesaid, in every reasonable way as shall be required by either of them, in the framework of their conduct of said legal proceedings, provided however that the Company shall cover all expenses incidental thereto, so that you will not be required to pay for or to finance such expenses by yourself.

6.4
The Company will have no liability or obligation to indemnify you as aforesaid for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

6.5
You shall neither admit to nor accept liability for an action with respect to which you are entitled to indemnification under this Indemnification Letter, without the prior written consent of the Company.

7.
In the event that any action, resolution, approval, or any other or further procedure shall be required in order to give force and/or effect to any of the above undertakings, the Company shall undertake to cause same to be taken, adopted, given and/or made, as applicable, so that all its above undertakings shall have full force and effect.

8.
Your rights under this Letter of Indemnification may not be assigned or transferred in any way. Notwithstanding the above, the indemnification under this Letter shall inure also to the benefit of your estate.

9.
Regadring indemnification for liabilities under the American Securities Law of 1933, in relation to securities of the Company registered for trade on Nasdaq (except in relation to expenses incurred by you or imposed upon you in a procceding filed against you from which you have been aquitted), the Company shall indemnify you subject to its obligation to turn to the relevant court in the United States, as detailed in the Company's prospectus filed with Nasdaq, in order for that court to rule whether the provisions of this Letter of Indemnification conform to the American Securities Law of 1993, and your rights under this Letter of Indemnification shall be subject to the said court's final decision.

10.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in section 2.1 above.

11.
If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

12.
Subject ot section 9 above, this Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Israel shall have any juridiction, over all matters in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

13.
This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you. This letter is being issued to you pursuant to the resolutions adopted by the Compensation Committee of the Company and by the Board of Directors of the Company on October 2, 2014, and approved by the Company's shareholders on November 12, 2014.

Sincerely, _________________ Camtek Ltd.

Exhibit B

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	CAMTEK LTD.
Law	The Israeli Companies Law, 5759-1999, and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A committee satisfying the requirements of section 118A of the Law.
Office Holder
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other excutive  subordinate to the CEO, all as defined in section 1 of the Law.

Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements. [In the event that the equity grant shall not be on a yearly basis, the term Equity Value shall reflect the portion of the grant in each year (i.e the total equity grant value, divided by the number of years for between grants).

Total Compesation	The Total Cash Compensation and Equity Value.

2.	Policy Global Guidelines

2.1.
Our Company provides automated solutions dedicated for enhancing production processes and yield in semiconductor fabrication and packaging and printed circuit board and IC substrates industries. Our Company's innovations have made it a technological leader in dozens of countries around the world.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its human resources through all levels. Thus, we believe that the company’s ability to achieve its goals requires us to recruit, motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results in addition to a high level business performance in the long term, all, without encouraging excessive risk taking.

The Policy is intended to align between the importance of incentivizing Office Holders to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives.

2.5.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.7.	The Policy is guided by the applicable principles set forth in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

3.6.
The Company's CEO shall be entitled to approve non-material changes (i.e. not exceeding 5% of the aggregate value of the Total Cash Compensation for such calendar year) in the Terms of Office and Employment of Executives subordinate to the CEO, without seeking the approval of the Compensation Committee.

II.	Executive Compensation

1.
When examining and approving the Executives' Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors, and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the compensation (including all components thereof) of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 companies similar in parameters such as, among others, revenue, market cap, field of operation, annual income, number of employees, country of operation etc'. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control, relocation benefits, leave of absence, etc.

3.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation,  all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, business unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, business unit and individual's objectives • Market competitiveness in attracting Executives.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive as may be required from time to time, but at least once every three years.

Fixed compensation

5.	Base Salary:

5.1.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.2.
The Company shall determine the Company's comparative peer groups as set forth above, such that the base salary of each Executive shall be determined, among others, based on a comparison to such benchmark.

5.3.
Our Compensation Committee and Board of Directors may determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.4.
The annual base salary for each Executive shall be determined by our Compensation Committee and Board of Directors, but in no event shall exceed: (i) with respect to the CEO- USD 350,000; and (ii) with respect to other Executives- USD 220,000.

5.5.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 70 % of such Executive's Total Compensation.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Benefits which may be offered as part of the general employee benefits package (such as, in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance)[1] - fully covered by the company including any tax gross up) communication & media, Israeli education fund, etc.) in accordance with the local practice of the Company.

6.1.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

6.1.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 25 days annualy), subject to the minimum vacation days requirements per country of employmentas well as  the local national holidays.

6.1.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 10% of such Executive's annual base salary (excluding with respect to relocation).

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company and business unit's goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account the Company and the business unit’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	The Board of Directors shall have the discretion to reduce or cancel any cash incentive.

8.	Cash Incentives

8.1.	Variable Cash Incentive Plan

8.1.1.
The cash incentive plan is an incentive cash payments to the Executives that vary based on the Company and business unit’s performance and on their individual performanceand contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a cash incentive plan (the "Cash Plan") which will set forth, for each Executive,  targets which form such Executive's on target Cash payment, (which shall be referred to as the “On Target Cash Plan”), and the rules or formula for calculation of the Cash Plan payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s Cash Plan payments with actual achievements.

1 In this case such payment shall be added to the Executive's base salary and shall affect the cap specified in section 6 above accordingly.

8.1.4.
The On Target Cash Plan of each Executive shall be calculated based on such Executive’s base salary, and shall not exceed: (i) with respect to the CEO- ~~6~~ 9 monthly base salaries; and (ii) with respect to other Executives-  ~~4~~  6 monthly base salaries.

8.1.5.
The annual Cash Plan payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed: (i) with respect to the CEO- ~~9~~ 13.5 monthly base salaries; and (ii) with respect to other Executives- ~~6~~ 9 monthly base salaries.

8.1.6.
In the event that in a given year the Company's NON GAAP Net Profit shall be less than US$2,000,000, (or a higher amount in the event determined so by the Board in a given year) - no annual Cash Plan payment shall be paid to Executives.

8.1.7.
At least 50% of the targets shall be measurable. Such targets may be with respect to Company, business unit and individual level and may include, among others, one or more of the following, with respect to the Executive:

•	Company's/ business unit's Revenues

•	Company's/ business unit's Operating Income

•	Pre-tax profits above previous fiscal year

•	Company's/ business unit's Bookings

•	Collection

•	Customer satisfaction

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

A portion of up to 50% of the targets may be based on non-measurable criteria, provided however that with respect to the CEO such portion shall not exceed 3 monthly base salaries of the CEO. Such non-measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, evaluation of the Executive by the CEO/Board of Directors, as relevant.

8.1.8.
The targets, as well as their weight and cap, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and business unit’s long term and short term targets. The measurable targets shall include at least two financial targets, one of which shall be the Company's NON GAAP Net Profit, together weighing at least: (i) 50% of the On Target Cash Plan for headquarters Executives (such as CFO, VP Operations , VP HR etc.) and (ii)  40% of the On Target Cash Plan of other Executives (such as, business unit VP etc).

With respect to an Executive managing a business unit - at least 30% of the On Target Cash Plan shall be measurable target based on such Executive's unit and personal targets

8.1.9.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan Adjustment to the Company and/or business unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.2.
Change In Control Cash  Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a change in control   a cash payment of up to 6 monthly base salaries of such Executive.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

9.4.
Our equity based components shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments, throughout a period which shall not be shorter than 3 years with at least a 1 year cliff taking into account adequate incentives in a long term perspective.

9.5.	In the event of a change in control, unvested options may be accelerated as determined by the Board of Directors and the governing equity plan.

9.6.	The total yearly Equity Value at the time of grant with respect to any Executive shall not exceed 100% of such Executive's annual base salary

9.7.	The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
As a guideline, the notice period for the termination of an Executive shall not exceed three months (or payment in lieu of such notice). In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period (or the payment in lieu such notice) by up to additional 3 months.

10.3.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive shall not exceed the value of a onetime Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, car or transportation allowance, home leave visit, participation in children tuition fee etc., all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, approved by the Compensation Committee and Board of Directors.

11.2.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime cash incentive, of up to 50% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of, and the Office Holder shall be required to repay to us any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform to the current year presentation, or discretionary accounting changes.

12.2.
Our Compensation Committee and Board of Directors shall not be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;.

III.	Director Remuneration:

Our non-executive directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive (non- controlling) directors shall be entitled to receive an equal cash fee per year and per meeting in accordance with the amounts set forth in the Law.

1.2.	The Company's non-executive Chairman of the Board of Directors shall be entitled to receive (i) an annual base salary which shall in no event exceed US$250,000.

1.3.
The On Target Cash Plan of the Company's non-executive Chairman of the Board of Directors shall not to exceed two thirds of the Company's non-executive Chairman's annual base salary. The annual Cash incentive actually paid to the Company's non-executive Chairman of the Board of Directors in a given year shall not exceed 80% the non-executive's Chairman's annual base salary.

1.4.
Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation

2.1.
Each of the Company’s non-executive (non- controlling) directors may be entitled to receive equity based compensation per year, which shall be approved by the shareholders of the Company, in accordance with applicable law which value shall not exceed USD 30,000.

2.2.
The Company's non-executive Chairman of the Board of Directors shall be entitled to receive equity based compensation which total annual Equity Value at the time of grant, shall not exceed, 40% of his of his annual base salary.

2.3.	The equity based compensation of each of the Company’s non-executive directors shall vest in quarterly installments.

2.4.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors' Compensation:

3.1.	The compensation of our outside directors shall be determined and capped in accordance with the fixed and maximum annual and participation fees specified in the Law ~~section 4-5 of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of outside Directors) -2000)~~.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officer’s liability insurance as shall be approved at the Compensetion Committee, the Board of Directors and our shareholders , all in accordance with any applicable law and the Company’s articles of association.

2.	We shall be authorize to provide our directors and officers with a liability insurance policy which aggregare coverage of $~~10~~30,000,000, plus 20% additional coverage for claims-related costs, and the premium shall be up to US$~~70~~210,000.

3.
Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.

Exhibit C

THE COMPANIES LAW, 5759-1999

Articles
of
Camtek Ltd.

1.	Interpretation And Definitions

1.1	In these Articles each term specified below shall have the definition appearing beside it, except if the context otherwise dictates.

including	including without limitation

The Companies Law	the Companies Law, 5759-1999, as shall be in effect from time to time, and the Regulations.

The Office	the registered office of the Company.

Majority	(1) with respect to voting at meetings of the Shareholders - a simple majority determined in accordance with the voting rights attached to the Shares; provided, however, that abstaining votes are not counted;

(2) with respect to voting at meetings of the Board of Directors or any committee thereof - a simple majority determined in accordance with the number of voting Directors; provided, however, that abstaining votes are not counted.

Officer	an Office Holder (“Noseh Misra”), as defined in the Companies Law.

Presence of a Shareholder [at a General Meeting]	the presence of a Shareholder in person or by proxy.

Proxy Card	as the term is used in the Companies Law (“Ktav Hatzba'ah”) or any other applicable law.

The Regulations	Regulations promulgated under the Companies Law, as shall be in effect from time to time.

Share Certificate	(“Te’udat Menaya”) as the term is used in the Companies Law.

1.2	Capitalized terms contained in these Articles shall have the meanings assigned to them herein; capitalized terms not defined herein shall have the meaning assigned thereto in the Companies Law, as shall be in effect from time to time.

1.3	Sections 4,5,6,7,8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4	The captions contained in these Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation or construction of any provision hereof.

2.	The Name Of The Company

In Hebrew:	קמטק בע"מ

In English:	Camtek Ltd.

3.	The Objectives Of The Company And Its Purpose

3.1	The Company may conduct any legal business.

3.2	The Company may contribute a reasonable amount for a worthy cause, even if such contribution is not within the framework of the Company’s business considerations.

4.	The Authorized Share Capital Of The Company

4.1	The authorized share capital of the Company is NIS 1,000,000, divided into 100,000,000 Ordinary Shares of NIS 0.01 each. All Ordinary Shares issued by the Company shall be issued in registered form.

4.2	The rights attached to the Ordinary Shares will be all the rights in the Company, and Ordinary Shares shall entitle the holders thereof to vote at shareholders’ meetings and to participate, parri passu and in accordance with the nominal value of the Ordinary Shares held by such Shareholder, in distributions of dividends and in distributions of funds and surplus assets in the liquidation of the Company.

4.3	The Company may, by resolution adopted by a Majority of the Shareholders voting at the General Meeting, increase the authorized share capital of the Company, and may cancel authorized share capital that has not been issued if there is no undertaking of the Company, including a contingent undertaking, to issue such shares.

4.4	Subject to the provisions of the Companies Law, the Company may, by a resolution adopted by a Majority of the Shareholders voting at the General Meeting, amend the rights attached to all or any of its authorized share capital, whether issued or not, create new classes of shares, and/or attach different rights to each class of shares, including special or preferential rights and/or different rights from those attached to the existing shares, including redeemable shares, deferred shares, et cetera.

4.5	The Company may, by resolution adopted by a Majority of the Shareholders voting at a General Meeting, consolidate, divide and/or redistribute the share capital of the Company to shares without any par value and/or to shares with a higher or lower par value and/or to different classes of shares.

5.	Liability Of The Shareholders

5.1	The liability of a Shareholder for the obligations of the Company will be limited to the amount of the consideration (including the premium) for which his shares were issued to him, but not less than the par value of such shares; except in the event that said shares have been issued to him lawfully for a consideration which is below the par value, in which event his liability will be limited to the amount of the consideration for which said shares were issued to him.

5.2	The Company may not alter the liability of a Shareholder or obligate him to acquire additional shares, without his consent.

6.	Amending The Articles

6.1	The Company may amend these Articles by resolution of the Majority of the Shareholders voting at a Special Meeting, except as otherwise provided in the Companies Law.

6.2	Any amendment to these Articles will become effective on the date of the resolution adopting such amendment, unless the Companies Law or said resolution provides that such amendment will come into force at a later time.

6.3	The Company may not amend a provision contained in these Articles requiring a special majority to amend or to change these Articles or any provision hereof, except by a resolution of the General Meeting adopted by that majority.

7.	Transactions With An Officer or A Controlling Person

Subject to the provisions of the Companies Law, the Company may enter into a transaction with an Officer and/or a Controlling Person, or with another person with respect to which the Officer and/or the Controlling Person has a Personal Interest, provided that such transaction does not adversely affect the interests of the Company.

8.	Exemption, Insurance And Indemnification

8.1	Granting an Exemption from the Duty of Care

The Company may grant an Officer, in advance, an exemption from his liability, in whole or in part, for damages resulting from a breach of his duty of care to the Company, subject to and in accordance with the provisions of the Companies Law, and provided that the Company shall not exempt any Officer from liability arising from any of the following:

(a)	a breach of the duty of loyalty, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

(b)	a breach of the duty of care made intentionally or recklessly (“pzizuth”), unless committed through mere negligence;

(c)	any Action taken with the intention of making an unlawful personal gain; or

(d)	a fine, civil fine, financial sanction or monetary settlement in lieu of criminal proceedings (“Kofer”) imposed on such Officer.

8.2	Insurance

(1)	The Company may, subject to and in accordance with the provisions of the Companies Law, enter into an insurance policy to insure all or part of the liability of any Officer imposed upon him by virtue of an Action taken by him in his capacity as an Officer, with respect to any of the following:

(i)	Breach of duty of care to the Company, or to another person;

(ii)	Breach of duty of loyalty to the Company, provided the Officer acted in good faith and had reasonable grounds to assume that such act would not adversely affect the interests of the Company.

(iii)	A financial obligation imposed upon the Officer in favor of another person.

(2)	Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Securities Law, 5728-1968 (the "Securities Law"), the Company may also enter into a contract to insure an Officer, in respect of each of the following:

(i)	Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(ii)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

8.3	Indemnification

(a)	Subject to the provisions of the Companies Law and the Securities Law, the Company may indemnify an Officer with respect to liabilities or expenses, as specified below, imposed on or incurred by him as a result of an Action taken in his capacity as an Officer, as follows:

(1)	A financial liability imposed upon him in favor of another person by a court judgment, including a judgment given by way of compromise, or an arbitration award approved by court;

(2)	Reasonable litigation expenses, including attorney's fees, incurred by the Officer or imposed upon him by a court, in a claim filed against him by the Company or on the Company’s behalf, or by another person, or in connection with a criminal charge from which he was acquitted, or a criminal charge in which he was convicted of an offense that does not require proof of criminal intent (mens rea);

(3)	Reasonable litigation expenses, including attorney’s fees, incurred by him as a result of an investigation or proceeding instituted against him by a competent authority, which concluded without the filing of an indictment against him and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment against him but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law);

(4)	Expenses, including reasonable litigation expenses and legal fees, incurred by an Officer in relation to a proceeding instituted against such Officer: (1) pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority") of the Securities Law, or (2) pursuant to the provisions of Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") of the Securities Law, or (3) pursuant to the provisions of Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of Proceedings, subject to Conditions") of the Securities Law; and

(5)	Payment to an injured party, pursuant to section 52ND(a)(1)(a) of the Securities Law.

(b)	The total aggregate indemnification amount that the Company shall be obligated to pay to all of its Officers, shall not exceed an amount equal to twenty five percent (25%) of the shareholders' equity at the time of the indemnification.

(c)	The Company may undertake to indemnify an Officer as aforesaid, (i) prospectively, provided that in respect of Article 8.3(a)(1), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company's actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify, and (ii) retroactively.

The provisions of Articles 8.1, 8.2 and 8.3 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Officer, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Officer, and/or (ii) in connection with any Officer to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company.

9.	Securities Of The Company

9.1	General

The Company may have shares of different classes, redeemable Securities, Debentures, Secured Debentures, Series of Debentures or other Securities.

9.2	Redeemable Securities

(a)	The Company may create and/or issue redeemable Securities.

(b)	The Company may attach to redeemable securities the characteristics of shares, including voting rights and/or rights to participate in profits of the Company and/or the right to receive dividends or bonus shares and/or other rights, or additional rights attached to the shares of the Company.

(c)	The Company may redeem redeemable Securities in an amount, at the times, in the form, and from the sources specified by resolution of the Company.

(d)	Redeemable Securities will not be deemed part of the equity of the Company, unless the right of the Company to redeem such Redeemable Securities has been limited to the winding-up of the Company after having satisfied all of the obligations of the Company to its creditors. In the event that the right of redemption has been limited as aforesaid, the provisions of sub-Article (c) above will not apply, and the Company may redeem such Redeemable Securities in the same fashion as it may acquire shares of the Company.

10.	Issuance Of Securities

10.1	The issuance of shares and other Securities shall be in the authority of the Board of Directors, subject to the provisions of the Companies Law.

10.2	The Board of Directors may issue shares and convertible Securities up to the limit of the authorized share capital of the Company, assuming the conversion of all convertible Securities at the time of their issuance.

10.3	The Board of Directors may issue shares for cash or for other consideration, against immediate or subsequent payment.

10.4	The Board of Directors may issue Debentures, Secured Debentures or Series of Debentures, within the scope of its authority to borrow on behalf of the Company. The aforesaid does not preclude the authority of the General Manager or any other person designated for such purpose by the Board of Directors to borrow on behalf of the Company and to issue Debentures, promissory notes, or bills of exchange within the limits of his authority.

10.5	The Board of Directors will not issue a share the consideration for which is not to be paid in full in cash, unless the consideration for the shares has been detailed in a written document.

10.6	The Board of Directors may issue shares at a price below their par value, subject to the provisions of the Companies Law.

10.7	The Company may, by resolution of the Board of Directors, pay a commission for underwriting and/or subscription and/or consent to subscribe and/or to underwrite shares or Securities of the Company, whether conditional or not. Such commission may be paid in cash and/or in shares and/or other Securities, or any combination thereof.

10.8	The Board of Directors will arrange for the registration of the issuance of shares in the Shareholders Register immediately upon their issuance.

11.	Share Certificate

11.1	A Shareholder registered in the Shareholders Register may receive from the Company, with respect to the fully paid-up shares registered in his name in the Shareholders Register, one (1) Share Certificate confirming such Shareholder's ownership in the shares registered in his name, or, if approved by the Board of Directors, several Share Certificates each for one or more of such shares.

11.2	A Share Certificate will be issued bearing the signatures of those persons authorized to sign on behalf of the Company.

11.3	A Share Certificate in the name of two or more persons will be delivered to the person whose name appears first in the Shareholders Register.

11.4	In the event that a Share Certificate is lost, defaced or spoiled, a new one may be issued in its place once the Shareholder requesting the replacement has fulfilled the conditions with respect to proof of the aforesaid, indemnification, etc., as determined by the Board of Directors.

11.5	The Board of Directors will determine the amount of the fee to be paid to the Company for issuing more than one Share Certificate to each Shareholder and/or for exchanging a Share Certificate.

11.6	The Board of Directors of the Company will specify the form, the content and the method of preparing or printing the Company's Share Certificates, except where the aforesaid is specified by the Regulations.

12.	Reserved

13.	Calls on Shares

13.1.	The Board may, from time to time, at its discretion, make calls upon Shareholders in respect of any sum unpaid on their shares (hereinafter: an “Obligation”) which has become due or which is not, by the terms of issuance of which shares, payable at a fixed time. Each Shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. A call may contain a call for payment in installments.

13.2	Notice of any call shall specify the amount of the Obligation and shall be given in writing to the Shareholder(s) in question not less than fourteen (14) days prior to the time of payment as fixed therein, provided that at any time before the due date of any such payment the Board may, by a notice to the Shareholder(s), revoke such call, or postpone the designated date(s) of payment.

13.3	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

13.4	If under the terms of issue of any share or otherwise, the payment in respect of such share is to be made in whole or in part by installments, whether such payment is at premium or at nominal value, then each such installment shall be paid to the Company on the due date for payment thereof, and it a call shall be deemed made by the Company with proper notice on such shares with respect to each such installment, and the provisions in these Articles which concern the call on shares shall be applicable to such installments.

13.5	Any Obligation shall bear interest from the date on which it is payable until actual payment thereof at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Leumi Le-Israel B.M. Notwithstanding the aforementioned, the Board of Directors may waive the interest payments in whole or in part.

13.6	The Board of Directors may, upon adoption of a resolution to such effect, allow any Shareholder to prepay any amount not yet payable in respect of his shares, and may approve the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

13.7	The provision of this Article 13 shall in no way derogate from any rights or remedies the Company may have pursuant to these Articles or any applicable law.

14.	Charge, Forfeiture and Surrender

14.1	The Company shall have a charge, first in rank, over all the shares which are registered in the name of a shareholder but which are not fully paid, as well as over the proceeds from their sale, for the purpose of securing an Obligation of such a shareholder to the Company, whether personally or jointly with others, whether or not payment is due. The above mentioned charge shall apply to all the dividends declared from time to time on such shares, unless otherwise decided by the Board.

14.2	The Board of Directors may, upon the adoption of a resolution to such effect, forfeit any shares issued with respect to which an Obligation exists and has not been paid by its due date, and following such forfeiture may sell the forfeited shares.

16.	Transfer Of Shares

16.1	Shares and other Securities of the Company may be transferred subject and pursuant to the provisions of this Article 16.

16.2	Subject to the provisions of this Article 16, fully paid shares may be transferred without approval of the Board of Directors.

16.3	A share may be transferred in whole only, and not in part; however, if a share(s) has joint owners, any of the joint owners may transfer his rights in the share(s).

16.4	A transfer of shares shall require the delivery to the Company of a share transfer deed signed by the transferor and the transferee. If the Board of Directors does not refuse or decline to register such transfer of shares in accordance with the provisions of these Articles, the Company will register the transfer of shares in the Shareholders Register as soon as is practicable. The transferor will remain a the owner of the shares to be transferred, until the name of the transferee is recorded in the Shareholders Register as the owner of the shares.

16.5	A share transfer deed will be in the form specified below or such similar or other form approved by the Board of Directors.

Share Transfer Deed

We, the undersigned, _____________________ of _____________ _________________ (hereinafter: the “Transferor”) hereby transfer to ______________ of _____________________________________ (hereinafter: the “Transferee”)  _______ Shares of NIS  ___ each in the undertaking called Camtek Ltd. to hold unto the Transferee, subject to the conditions under which we held the same immediately before the execution hereof, and we, the Transferee, do hereby agree to accept and take the said Shares subject to the conditions aforesaid.

In Witness Whereof we have affixed our signature on this ___ day of the month of ________ year 20__.

Signature of the Transferor _______________

Witness to the signature: _________________

Signature of the Transferee _______________

Witness to the signature: _________________

16.6	The Board of Directors may:

(a)	refuse to transfer a share with respect to which an Obligation exists;

(b)	suspend the registration of share transfers in the 10 (ten) days prior to convening a General Meeting;

(c)	decline to recognize a share transfer deed until a Share Certificate for the shares transferred, or other proof that the Board of Directors may demand in order to clarify the ownership of the transferor, shall be attached to the shares being transferred;

(d)	decline to transfer shares until the Company has been paid a transfer fee as specified by the Board of Directors.

16.7	All Share Transfer Deeds will be delivered to the Company at the Office. A Share Transfer Deed which is recorded in the Shareholder Register will remain with the Company, and any Share Transfer Deed which the Board of Directors refuses or declines to approve will be returned, upon demand, to whomever delivered it to the Company, together with the Share Certificate, if delivered.

16.8	The person entitled to shares by an act of law is entitled to be recorded in the Shareholders Register as a Shareholder thereof.

17.	The Organs Of The Company And Their Authority

17.1	The organs of the Company are:

(1)	The General Meeting;

(2)	The Board of Directors; and

(3)	The General Manager, if the Company has appointed a General Manager.

17.2	The authorities of the different organs of the Company will be as specified in the Companies Law and in these Articles.

17.3	Each organ of the Company has all the ancillary rights required for implementing his or its authority.

17.4	An authority not assigned in these Articles or in the Companies Law to another organ of the Company may be exercised by the Board of Directors, which shall have a residual authority.

17.5	An action taken without authority or in excess of authority may be approved retroactively by the proper organ of the Company.

18.	General Meeting

18.1	The place of the General Meeting

(a)	The General Meeting will take place in Israel.

(b)	If the shares of the Company have been offered to the public outside of Israel or are registered or listed for trade outside of Israel, a General Meeting may also be conducted outside of Israel if the Board of Directors so resolves.

18.2	Participation in the General Meeting

(a)	Subject to the provisions of the Companies Law, a Shareholder may participate in the General Meeting.

(b)	A Shareholder entitled to participate in a General Meeting will be one who is a Shareholder at the date determined by the Board of Directors, subject to the Provisions of the Companies Law and the Regulations.

(c)	A Shareholder who is not registered in the Shareholders Register and who wishes to vote at a General Meeting shall prove to the Company his ownership in the shares, in the method specified in the Regulations.

(d)
A Shareholder who is the registered owner of more than one share of the Company may appoint different proxies for different shares of which he is the registered owner, provided that with respect to each specific share, only one person - who may be either the Shareholder or a duly appointed proxy - may be present and vote at any General Meeting.

(e)	A company or other corporate legal entity may authorize any person to be its representative at a General Meeting byor execute and deliver a proxy on its behalf.

(f)	In the event a share is jointly owned, the joint owner whose name appears first in the Share Registry may participate in the General Meeting. If he is not present at the General Meeting, the joint owner whose name appears thereafter may participate in that General Meeting, and so forth.

(g)	A Shareholder shall designate a proxy by signing an instrument of proxy in the form specified below, or in a similar or customary form which is acceptable to the Board; or, if shares of the Company are traded outside of Israel, in a form which is in accordance with the applicable laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

To: _________(the Company)

Appointment Of Proxy

I/we the undersigned, ____________ of ____________, the owner of _____ Ordinary Shares in the Company, hereby appoint __________, ID / Company No. __________, or in his absence ___________, ID No. ___________, as our proxy to participate and vote in the General Meeting of the Company convened for the __ day of __________, ____, and in any adjourned meeting, with respect to _______ of my aforesaid Ordinary Shares.

In witness whereof, we have affixed our signature on this ___ day of _________, 20__.

____________________
[Shareholder’s Signature]

(h)
The appointment of a proxy will be valid only if the proxy appointment notice is delivered to the Office or to another place specified by the Board of Directors  24 hours prior to the beginning of the meeting or presented to the Chairman at such meeting.

(i)	If both a Shareholder and his proxy are present at a General Meeting with respect to the same shares, the appointment of the proxy shall be void with respect to such shares.

(j)	A vote cast in accordance with the instructions contained in any instrument appointing a proxy shall be valid, notwithstanding the death of the grantor or the revocation of the proxy, unless notice in writing of the death or revocation had been received at the office of the Company, or by the chairman of the meeting, prior to the vote.

(k)	In the case of any dispute with respect to the right to participate in the General Meeting, the Chairman of the meeting will decide and his decision will be final and binding.

(l)	The Chairman of the General Meeting may prevent the participation therein of a person who is neither a Shareholder nor a proxy of a Shareholder, unless the General Meeting shall otherwise resolve. The General Meeting may resolve to prohibit the participation of a person who is neither a Shareholder nor a proxy of a Shareholder.

18.3	Annual Meeting

(a)	Convening an Annual Meeting

(1)	The Company will conduct each year an Annual Meeting (to the extent required by the Companies Law, no later than 15 (fifteen) months following the previous Annual Meeting).

(2)	If the Board of Directors does not convene an Annual Meeting as aforesaid, any Shareholder or Director may apply to the court to order that a Meeting be convened.

(3)	If it is impractical to convene an Annual Meeting or to conduct it in the manner fixed in these Articles and/or the Companies Law, the court may, upon application by the Company, by a Shareholder entitled to vote at the General Meeting or by a Director, order that the Meeting be convened and conducted in the manner specified by the Board of Directors.

(b)	Agenda

(1)	The agenda of an Annual Meeting will include a discussion of the audited financial statements and the report of the Board of Directors, and may also include the following:

(i)	the appointment of Directors;

(ii)	the appointment of an Auditor;

(iii)	any other matter specified by the Board of Directors;

(iv)	any matter requested by shareholders of the Company holding at least 1% of the voting rights of the Company, provided that the matter is appropriate;

(2)	Resolutions may be adopted at an Annual Meeting only in those matters specified in the agenda.

18.4	Special Meetings

(a)	Convening a Special Meeting:

(1)	The Board of Directors will convene a Special Meeting:

(i)	upon its resolution to such effect;

(ii)	upon a demand made by the lesser of (a) 2 (two) Directors or (b) one-fourth of the Directors then serving;

(iii)	upon a demand made by Shareholders holding shares constituting at such time at least: (a) 5% (five percent) of the issued share capital and 1% (one percent) of the voting rights of the Company; or (b) 5% (five percent) of the voting rights of the Company;

(2)	If a demand is made to the Board of Directors to convene a Special Meeting as aforesaid, it will convene such Meeting within 21 (twenty-one) days from the date of the demand, to a date specified in the invitation which will be not earlier than 21 (twenty-one) days and not later than 35 (thirty-five) days from the date of publishing the notice of the General Meeting, or from such other date specified in the Regulations with respect to General Meetings in which it is possible to vote by way of Proxy Card.

(3)	In the event that the Board of Directors fails to convene the Special Meeting, then the Director(s) who demanded the meeting, or part of the demanding Shareholder(s) that hold at least half of the voting rights of such demanders, may convene the Special Meeting; provided, however, that the meeting will not take place later than 3 (three) months from the date of the demand for such meeting.

A Special Meeting as aforesaid will take place, insofar as possible, in the same fashion as a General Meeting convened by the Board of Directors.

In the event such a meeting has been convened, the Company shall bear the reasonable expenses necessary to convene the meeting which were incurred by the Director or the demanders, as the case may be, and the Directors responsible for not convening the meeting will reimburse those expenses to the Company.

(b)	Agenda

(1)	The agenda at a Special Meeting will be set by the Board of Directors; and if the Special Meeting is convened upon demand as specified in sub-Article(a) above, those matters specified by the Directors or Shareholders who demanded that the Special Meeting be convened shall be included in the agenda, provided that such matters are suitable, in accordance with the Companies Law and these Articles, to be included in the agenda of a General Meeting.

(2)	Only matters included on the agenda will be discussed at a Special Meeting.

18.5	Notice of a General Meeting and the Date for its Publication

(a)	The form of notice of a General Meeting:

(1)	The notice of a General Meeting shall include:

(i)	the agenda;

(ii)	proposed resolutions;

(iii)	with respect to a General Meeting in which it is possible to vote by way of Proxy Card- arrangements to vote by way of Proxy Card;

(iv)	if the shares of the Company are traded or listed for trade outside of Israel – any other matter that is required under the laws, rules or customs of the country and the stock market in which the Company’s shares are registered or listed for trade.

The aforesaid will be as determined by the Board of Directors, unless provisions with respect thereto are set forth in the Regulations and/or in any applicable other law, regulations or rules.

(2)	A General Meeting may adopt a resolution different from that specified in the notice, if so provided under a Regulation.

(b)	Publication of notice of a General Meeting.

(1)	The Company shall not be required to deliver or serve notice ("Hodaa") of General Meeting or any adjournment thereof to any Shareholder.

(2)
Without derogating from the provisions of Article 18.5(b)(1) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of a General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published, as applicable. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting, shall be counted as part of the days comprising any notice period with respect to such General Meeting.

18.6	Quorum

(a)	No discussion shall be held in a General Meeting unless a quorum is present at the beginning of the meeting.

(b)
A quorum for a General Meeting is the presence, within one half an hour from the time specified for commencing the meeting, of at least 2 (two) Shareholders who hold in the aggregate at least 25% of the voting rights of the Company.

(c)	If a share is jointly owned, the joint owner’s name that appears first in the Shareholders Register will attend the General Meeting. If he does not attend, the joint owner whose name appears thereafter may attend the General Meeting, and so forth.

(d)	deleted

(e)	A Shareholder who is not entitled to vote at the General Meeting will not be deemed present at a General Meeting for the purposes of calculating a quorum.

(f)	If a quorum is not present within one half hour of the time specified for the commencement of the General Meeting, the General Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the General Meeting.

(g)	If a quorum is not present within one half hour from the time set for commencing the adjourned General Meeting the General Meeting will take place regardless of whether a quorum is present; provided, however, that if the General Meeting was convened upon Shareholders' demand under Article 18.4(a)(1)(iii) above, and a quorum is not present within one half hour from the time set for the commencement of the adjourned General Meeting, the General Meeting will not take place unless the minimum Shareholders required to demand the convening of a Special Meeting under Article 18.4(a)(1)(iii) above are present.

18.7	Validity Notwithstanding Defect

(a)	Subject to any applicable law, a resolution adopted by the General Meeting shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the General Meeting in which it was adopted, unless and until such resolution is cancelled by the court at the request of a Shareholder, in accordance with the provisions of Section 91 of the Companies Law.

(b)	With respect to a defect in the time, place or manner in which a General Meeting was convened, a Shareholder who arrived at that General Meeting despite the defect shall not petition the court for the cancellation of a resolution adopted at such General Meeting.

18.8	The Chairman of the Meeting

(a)	A Chairman shall be elected for a General Meeting.

(b)
The ~~election of the~~ Chairman, if any, ~~of a General Meeting shall take place at the beginning of the General Meeting, which will be opened by the Chairman~~ of the Board of Directors, or ~~by~~ any other Director or Officer of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman of the General Meeting.

(c)	The Chairman of the General Meeting will not have a casting vote.

18.9	Postponing a General Meeting

(a)	A General Meeting at which a quorum is present may adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, to another time or place to be specified.

(b)	At an adjourned General Meeting, the only matters to be discussed will be those matters on the agenda of the General Meeting with respect to which no resolutions have been adopted.

(c)	In the event the General Meeting is adjourned for more than 21 (twenty-one) days, the Company shall provide notices of the adjourned General Meeting in same manner required hereunder for the convening of a General Meeting.

(d)	If at the adjourned General Meeting a quorum is not present within one half hour from the time set for the commencement of the meeting, the General Meeting will take place regardless of the number or aggregate voting power of the Shareholders present.

18.10	Voting at the General Meeting

(a)	Persons entitled to vote at the General Meeting:

(1)	Subject to the provisions of the Companies Law and these Articles, a Shareholder entitled to participate in a General Meeting may vote at that General Meeting.

(2)	No shareholder shall be entitled to vote at a General Meeting with respect to a specific share, unless he has paid all calls and all amounts then due by him in respect of the said share.

(3)	With respect to voting for jointly owned shares, the joint owner whose name first appears in the Shareholders Register will be entitled to vote; if he is not present, the joint owner appearing thereafter who attends the meeting may vote, and so forth.

(4)	In the event of disputes with respect to voting rights, the Chairman of the meeting shall prevail and his decision shall be final and binding.

(b)	Voting at General Meetings

(1)	Subject to special rights, conditions, privileges and/or restrictions which may be attached to a specific class of shares, each holder of share(s) which entitle their holder to vote, shall have one vote for each share held by him.

(2)	A Shareholder may vote at a General Meeting in person or by proxy, with respect to each share held by him which entitles him to vote, in accordance with Article 18.2(d) above. A shareholder who is entitled to participate and vote at a General Meeting in respect of more than one share may vote on a resolution in one direction (in favor of, against, or abstain) in respect of any part of his shares, and on the same resolution, in other directions in respect of any other part or parts of his shares.

(3)
In addition (a) a Shareholder may vote by way of Proxy Card in accordance with the provisions of the Companies Law or any other applicable law, on the matters specified therein, and provided it is completed and returned to the Company in accordance with its terms ; and (b) a Shareholder who holds shares through member of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and instructions received from the TASE member through which the Shareholder holds his or her shares.

(4)	Subject to the provisions of the Companies Law and these Articles, all resolutions at a General Meeting will be adopted by a count of votes, in which a Majority of votes cast are in favor of the adoption of the resolution.

(5)	The announcement of the Chairman of the meeting that a resolution has been adopted or rejected, unanimously or by a certain majority, will be prima facie proof thereof.

18.11	Minutes of a General Meeting

(a)	The Company will prepare, at the Chairman's responsibility, minutes of the proceedings at a General Meeting; these minutes shall be signed by the Chairman of the General Meeting.

(b)	Minutes signed by the Chairman of the General Meeting will be deemed prima facie proof of their content.

(c)	A Shareholder may review the minutes of the General Meeting and receive, upon his request, copies of such minutes.

19.	The Board Of Directors

19.1	The duties and authorities of the Board of Directors will be as provided in the Companies Law and in these Articles.

19.2	The number of the members of the Board of Directors shall be as set from time to time by resolution of the General Meeting, provided that there will be no fewer than 5 (five) nor more than 10 (ten) Directors (including External Directors, as such term is defined in the Companies Law).

19.3	Appointment of Directors

(a)	A Director, who is not an External Director, will be appointed by the Annual Meeting and will serve until the conclusion of the next Annual Meeting. A Director appointed by a General Meeting shall commence serving at the conclusion of the General Meeting in which he or she was appointed, unless a later date for the commencement of his or her tenure was specified in the resolution by which he was appointed.

(b)	The Board of Directors may appoint a Director to fill the place of a Director whose appointment has expired during the term, and may appoint a Director(s) if the number of Directors then serving falls below the minimum number specified in Article 19.2 above. A Director so appointed shall commence his tenure from the date of his appointment, and will serve until the end of the next General Meeting following his appointment, which has on its agenda the appointment of Directors and in which Directors are appointed; such a Director may be reappointed by such General Meeting.

(c)	In the event that the tenure of a Director expires, or that the number of Directors then serving shall fall beneath the minimum number set forth in Article 19.2 above, the Board of Directors may continue to act, provided that the number of Directors then serving shall be no fewer than half of said minimum number of Directors. In the event that the number of serving Directors shall fall below half of the minimum number set forth in Article 19.2 above, the Board of Directors shall act only in an emergency and in order to convene a General Meeting for the election of Directors.

19.4	RESERVED

19.5	The expiration of the term of a Director

The term of a Director shall expire in any of the following instances and any other instance provided under the Companies Law:

(a)	Upon his death.

(b)	If he is found to be non compos mentis.

(c)	Upon his resignation.

(d)	Upon his removal by a resolution of the General Meeting of the Company.

(e)	In the event he or she has been declared bankrupt; or if a legal entity - it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto.

19.6	Alternate Director

(a)	A Director may appoint, dismiss and/or replace an individual who is qualified to serve as a director and who is not then a Director, as an Alternate Director. The appointment, replacement and/or dismissal of an Alternate Director shall be by written notice by the appointing Director either to the Company or to the Chairman of the Board of Directors of the Company. Upon the expiration or termination of the tenure of the appointing Director, the tenure of the Alternate Director appointed by him will also expire.

(b)	An Alternate Director will not be entitled to participate or vote at a meeting of the Board of Directors at which the appointing Director is present.

(c)	An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

19.7	The Chairman of the Board of Directors

(a)	Subject to the Companies Law, the Board of Directors may appoint a Chairman of the Board of Directors from amongst its members, by a resolution adopted by a Majority of votes.

(b)	The term of office of the Chairman of the Board shall be until the earlier of the termination of his tenure as a director and the adoption of a resolution as to the termination of his office as Chairman.

(c)	The Board of Directors may appoint a deputy and/or alternate Chairman of the Board of Directors.

(d)	The Chairman of the Board of Directors shall conduct the meetings of the Board of Directors and sign the minutes of the meeting. In the event that the Chairman of the Board of Directors is not present at a meeting of the Board of Directors or is unable to fulfill his position, his position will be filled by the Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed), who shall then have the authority of the Chairman of the Board of Directors.

(e)	If both the Chairman of the Board of Directors and Deputy Chairman of the Board of Directors (if a Deputy Chairman of the Board of Directors has been appointed) are absent from a meeting of the Board of Directors, the Board of Directors shall appoint at the commencement of the meeting one of its members to chair the meeting and to sign the minutes of the meeting.

Neither the Chairman of the Board of Directors nor another Director appointed to chair a meeting of the Board of Directors, including the alternate or Deputy Chairman, shall have an additional or casting vote.

19.8	Meetings of the Board of Directors

(a)	Convening meetings of the Board of Directors and their location

(1)	The Board of Directors will convene meetings as dictated by the needs of the Company, and at least once every three (3) months.

(2)	Each meeting of the Board of Directors shall be held in the registered Office of the Company, unless the Board of Directors otherwise resolves. If a meeting of the Board of Directors shall take place outside of Israel, the Company will bear travel and other reasonable expenses of the Directors incurred due to their participation in the meeting.

(3)	The Chairman of the Board of Directors may convene a meeting of the Board of Directors at any time, subject to sub-Article (c) below.

(4)	The Chairman of the Board of Directors shall convene a meeting of the Board of Directors without delay, subject to sub-Article (c) (1) below, upon the demand of any two Directors, or if the Board of Directors has at such time five or fewer serving Directors – upon the demand of one Director.

(b)	The Agenda at Board Meetings

(1)	The Agenda of the meetings of the Board of Directors shall be specified by the Chairman of the Board of Directors and will include all of the following:

(a)	matters specified by the Chairman of the Board of Directors, if any;

(b)	any matter which a Director or the General Manager has requested that the Chairman of the Board of Directors include in the Agenda of that meeting, within a reasonable time prior to the scheduled meeting of the Board of Directors;

(c)	a matter for the discussion and/or resolution of which a Director has requested to convene a meeting of the Board of Directors;

(2)	The Agenda at a meeting of the Board of Directors which is to be convened, in accordance with the provisions of the Companies Law, by a Director and/or by the General Manager and/or by the Auditor, shall include those matters for discussion and/or resolution of which said meeting of the Board of Directors has been convened.

(c)	Notices of Meetings of the Board of Directors

(1)	Notice of the meeting of the Board of Directors shall be given to each Director orally or in writing, a reasonable time prior to the time of the meeting but not less than 48 hours prior to that meeting; provided, however, that in urgent cases, and with the approval of the majority of the members of the Board of Directors, the Board of Directors may convene without giving any prior notice.

(2)	The time and place at which the meeting will be convened will be specified in the notice in reasonable detail, in addition to the items on the agenda of said meeting.

(3)	Notice of the meeting of the Board of Directors shall be given to each Director at his last address provided by him to the Company.

(4)	At the meeting of the Board of Directors, only matters specified on the agenda will be discussed, unless all of the Directors are present at the meeting and have agreed to discuss a matter not on the Agenda.

(d)	Participation in meetings of the Board of Directors

(1)	Subject to the provisions of the Companies Law and these Articles, any Director and/or Alternate Director, as the case may be, may participate in the meetings of the Board of Directors.

(2)	The General Manager may participate in Meetings of the Board of Directors and so may an Officer or another person invited to participate by the Chairman of the Board of Directors, by a Director and/or by the Board of Directors.

(3)	Notwithstanding the above, the Board of Directors shall be entitled to prevent any person who is not a Director or an Alternate Director from being present at meetings of the Board of Directors.

(e)	Quorum

(1)	The quorum required to commence a meeting of the Board of Directors shall be a majority of the members of the Board of Directors then serving who are not prevented under the Companies Law from participating in the meeting, but in no event less than two Directors.

(2)	No discussion shall be held at a meeting of the Board of Directors unless at the beginning of the meeting a quorum is present.

(3)	If within one-half hour from the time set for commencing the meeting of the Board of Directors, a quorum is not present, the meeting will be adjourned to the following day at the same place and at the same time. If at such adjourned meeting of the Board of Directors a quorum is not present within a half an hour from the time set for commencing said adjourned meeting, the meeting may be held, and resolutions may be adopted, regardless of the number of participants.

(f)	Postponing a Meeting of the Board of Directors

(1)	At a meeting of the Board of Directors in which a quorum is present, the Board of Directors may resolve to adjourn the meeting to another time. At an adjourned meeting as aforesaid, only those items which were on the agenda for the original meeting but with respect to which no resolution was adopted, may be discussed.

(2)	If a meeting of the Board of Directors is adjourned, the Company shall notify all of those Directors who were not present at such meeting, of the postponement.

(3)	In the event that a meeting of the Board of Directors has been adjourned as aforesaid for more than 7 (seven) days, the Company will notify all of the Directors of the adjourned meeting.

(g)	Voting and the Adoption of Resolutions at Meetings of the Board of Directors

(1)	Each Director shall have 1 (one) vote.

(2)	Resolutions of the Board of Directors will be adopted by a Majority of all of the Directors voting with respect thereto.

(h)	Minutes of the Board of Directors

(1)	The Company shall prepare, at the responsibility of the Chairman of the Board of Directors, minutes of all of the procedures of the Board of Directors; these minutes shall be signed by the Chairman of the meeting.

(2)	Minutes approved and signed by the Chairman of the Board of Directors or by the Chairman of the meeting shall be prima facie proof of the contents thereof.

(i)	Holding Meetings of the Board of Directors by Telecommunications

(1)	The Board of Directors may hold meetings by any means of telecommunications, including video or telephone conference, provided that all of the Directors participating may hear each other simultaneously.

(2)	All participants in a meeting by telecommunications shall be deemed present at the meeting of the Board of Directors.

(j)	Adopting a Resolution of the Board of Directors without Meeting

(1)	The Board of Directors may adopt resolutions without convening a Meeting, providing that all of the Directors entitled to participate in and vote at the meeting have agreed thereto.

(2)	In the event a resolution has been adopted without convening as aforesaid, the Chairman of the Board of Directors, and if there is no Chairman, the Director who initiated the resolution, shall record the minutes of such resolution and affix thereto the signatures of all of the Directors. Those minutes shall be deemed to be minutes of the Meeting of the Board of Directors.

(k)	Validity Notwithstanding Defect

Subject to any applicable law, a resolution adopted by the Board of Directors shall be valid and have full force and effect notwithstanding any defect in the notice, convening, procedure or conduct of the meeting in which it was adopted.

19.9	Committees of the Board of Directors

(a)	The Board of Directors may establish committees and appoint members thereto from amongst the members of the Board of Directors (hereinafter: “Committees of the Board of Directors”).

(b)	Subject to the provisions of the Companies Law and these Articles, the Board of Directors may delegate its authority to Committees of the Board of Directors and determine the framework of the authority and the actions of the Committees of the Board of Directors.

(c)	A resolution adopted, or an action taken, by a Committee of the Board of Directors with respect to a matter which the Board of Directors has delegated to it, shall be deemed a resolution adopted or an action taken by the Board of Directors.

(d)	Committees of the Board of Directors shall report to the Board of Directors regarding their resolutions or recommendations requiring Board of Directors' approval, a reasonable time prior to the meeting of the Board of Directors in which they are brought for discussion and approval.

(e)	Subject to sub-Article 20.4 below, procedural provisions applying to the Board of Directors will also apply to Committees of the Board of Directors, mutatis mutandis.

(f)	Resolutions of the Committees of the Board of Directors, other than Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote.

(g)	Subject to sub-Article 20.4 below, minutes of the Committees of the Board of Directors shall be prepared, signed and kept in the same manner as minutes of the Board of Directors, mutatis mutandis.

(h)	Subject to the Companies Law, the Board of Directors may cancel a resolution of a Committee of the Board of Directors and may revoke the delegation of authority, in whole or in part, to Committees of the Board of Directors; provided that any cancellation or revocation as aforesaid will not derogate from a resolution upon which the Company has acted in connection with a third party who is not aware of its cancellation or revocation.

19.10	Miscellaneous

(a)	Actions taken by or pursuant to resolutions of the Board of Directors, by a Committee of the Board of Directors or by any person serving as a Director shall be valid and effective notwithstanding that it is subsequently discovered that there was a defect in the appointment of the Directors or the aforesaid Committee, or all or part of the Directors were unqualified, as if each of the Directors had been properly and legally appointed and all of them were qualified to serve as Directors, or as if the Committee had been appointed lawfully.

(b)	The General Meeting may approve any Action taken by the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Board of Directors.

(c)	The Board of Directors may approve any Action within the scope of its authority, which was taken by a Committee of the Board of Directors without authority or in excess of authority; and from the time of approval, such approved Action shall be deemed taken within the authority of the Committee of the Board of Directors.

20.	Audit Committee

20.1	The Board of Directors shall appoint from amongst its members an Audit Committee of at least three members designated by the Board of Directors, in which most members shall be Independent Directors, as such term is defined in the Companies Law, and each of the External Directors shall be a member.

20.2	The chairman of the Audit Committee shall be an External Director.

20.3	Resolutions of the Audit Committee, shall be adopted by a Majority of the votes of the Directors participating in the vote, provided that such Majority shall consist of Independent Directors, out of which at least one director shall be an External Director.

20.4
The duties and authorities of the Audit Committee, shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded. Procedural requirements applying to the Audit Committee shall be as provided in the Companies Law

21.	The General Manager

21.1	The Company shall appoint one or more General Managers to the Company.

21.2	The General Manager will be appointed and/or dismissed by the Board of Directors. The terms of the General Manager’s employment shall be decided in accordance with the applicable procedure required under the Companies Law.

21.3	The General Manager shall be responsible for the general management of the Company’s affairs, within the framework of the policies set by the Board of Directors, and subject to the directives of the Board of Directors.

21.4	The General Manager shall have all management and executive authorities of the Company not assigned in these Articles or under the Companies Law to another organ of the Company.

21.5	The General Manager shall report to the Board of Directors.

21.6	The Board of Directors may direct the General Manager how to act in a given matter; and should the General Manager fail to execute such a directive, the Board of Directors may then exercise the authority required to implement the directive in his stead. Without derogating from the aforesaid, The Board of Directors may assume any authority otherwise given to the General Manager, for a specific purpose or for a specific period of time which shall not exceed the necessary period of time required under the circumstances.

21.7	In the event that the General Manager is unable to exercise his authority, the Board of Directors may appoint a Director to exercise such authority in his stead for as long as such exercise is necessary under the circumstances.

22.	Internal Auditor

22.1	The Board of Directors shall appoint an Internal Auditor, upon the recommendation of the Audit Committee.

22.2	The Internal Auditor shall report to the Chairman of the Board of Directors.

22.3	The duties and authorities of the Internal Auditor shall be as provided in the Companies Law.

23.	Auditor

23.1	Appointment of an Auditor

(a)	The Company will appoint a certified accountant to be an Auditor. The Company may appoint several Auditors to conduct the audit jointly.

(b)	An Auditor will be appointed at each Annual Meeting and will serve in his position until the end of the following Annual Meeting, or until a later time determined by the General Meeting, provided that an Auditor shall serve no longer than until the end of the third Annual Meeting after the Annual Meeting in which he was appointed. An Auditor who has completed a period of appointment as aforesaid may be reappointed.

(c)	In the event the position of Auditor has become vacant and the Company does not have an additional Auditor, the Board of Directors shall convene a Special Meeting as soon as possible to appoint an Auditor.

(d)	The position, authorities and duties of the Auditor shall be as provided in the Companies Law. The Audit Committee of the Company shall have the authority to

24.	Secretary

24.1	The Board of Directors may appoint a Secretary to the Company, may dismiss the Secretary and appoint another in his stead, and may determine the remuneration and terms of service thereof.

24.2	The Secretary will prepare and conduct the minutes, documents, books of records, registers and reports which the Company must maintain and/or safe keep and/or submit to the Registrar of Companies or any other authority, and will fulfill the duties assigned to him by the Board of Directors. The Secretary of the Company may sign on behalf of the Company documents and reports to be submitted to the Registrar of Companies.

25.	Rights Of Signature And Stamp Of The Company

25.1	The Board of Directors will determine the stamp and/or seal of the Company.

25.2	The Board of Directors will designate the persons authorized to sign on behalf of the Company and the form of signature.

25.3	Without derogating from the aforesaid, documents and/or reports or notices to the Registrar of Companies may also be signed by the Secretary.

26.	Financial Reports

26.1	The Company will keep books of account and will prepare Financial Reports as required under any applicable law.

26.2	The Audited Financial Reports will be approved by the Board of Directors as provided under any applicable law.

27.	Dividends And Bonus Shares

27.1	General

(a)	A Shareholder shall be entitled to receive only such dividends and/or bonus shares as the Company may resolve to distribute, if any.

(b)	The distribution of dividends and the issuance of bonus shares shall be within the authority of the Board of Directors.

(c)	The Shareholders entitled to a dividend and/or bonus shares, as the case may be, shall be those Shareholders who are Shareholders at the time of the adoption of the resolution to distribute such dividend or bonus shares, or at such later date as may be provided in such resolution (hereinafter: the “Ex-dividend Date”).

(d)	Dividends and/or bonus shares distributed by the Company will be distributed pro rata to the par value of each share.

(e)	Notwithstanding the aforesaid, in the event that the Company has shares with different rights, dividends and/or bonus shares distributed by the Company will be distributed in accordance with the rights attached to its shares with respect to dividend and/or bonus shares.

(f)	In the event that a Shareholder has not rendered payment to the Company in full of the consideration then due to the Company for the Shares issued to him, he will be entitled to a dividend and/or bonus shares with respect only to a number of shares proportionate to the amount paid or credited as of the Ex-Dividend Date, pro rata temporis, on account of the consideration then due.

27.2	Distribution of Dividends

(a)	The Company may distribute dividends subject to and in accordance with the provisions of the Companies Law.

(b)	Where a share with respect to which a dividend is to be distributed is jointly owned, any dividend distributed by the Company with respect to such jointly-owned share will be paid to that joint owner whose name appears first in the Share Registry.

27.3	Distribution of Bonus Shares

(a)	Subject to the provisions of the Companies Law, the Board of Directors may issue bonus shares.

(b)	In the event that bonus shares are distributed, the Company shall convert to share capital, by resolution of the Board of Directors, a portion of its profits and/or premium paid to it on shares and/or from any other source included in its equity in accordance with the latest Financial Statements, an amount equal to the par value of the Bonus Shares.

(c)	As part of any resolution with respect to the distribution of Bonus Shares, the Board of Directors will empower a person to sign the allotment agreement of Bonus Shares on behalf of the Shareholders.

28.	The Office

28.1	The Company shall maintain a registered office in Israel, to which any notice to the Company may be submitted (hereinafter: the “Office”).

28.2	Subject to Article 28.1 above, the Company may change the address of the Office, as may be determined from time to time by the Board of Directors.

29.	The Shareholders Register

29.1	The Company will maintain a Shareholders Register and a Material Shareholders Register in accordance with the Companies Law.

29.2	The Shareholders Register will be prima facie proof of the content thereof in the case of any conflict between the content of the Shareholders Register and that of any Share Certificate.

29.3	All reports received by the Company under the Securities Law with respect to the shareholdings of Material Shareholders will be kept in the Material Shareholders Register.

29.4	Modifying and Amending the Shareholders Register

The Company shall change the registration of ownership of shares in the Shareholders Register and, where applicable, in the Material Shareholders Register, in any of the following cases:

(a)	The Company has received a Share Transfer Deed in accordance with Article 16 hereinabove, and the Board of Directors has not declined to transfer the shares.

(b)	It has been proven to the Company that the conditions for transferring the shares have been fulfilled.

(c)	The Board of Directors is convinced that there is an error in the content of the Shareholders Register.

(d)	Any other circumstances constituting sufficient cause, in accordance with these Articles or the Companies Law, to record a change in the Shareholders Register, including assignment of the shares by operation of law.

(e)	The Company has received a court order to change the Shareholders Register.

29.6	Additional Shareholders Register outside Israel

The Company may maintain an additional Shareholders Register outside of Israel, in which case the Company shall record in its primary Shareholders’ Register the number of shares recorded in the aforesaid additional Shareholders Register and, if such shares are numbered, the serial numbers of those shares recorded in said additional Shareholders Register. Other procedures regarding said additional Shareholders Register shall be determined by the Board of Directors, to the extent they are not set forth in the Regulations.

29.7	Inspecting the Shareholders Register

The Shareholders Register and the Material Shareholders Register shall be open for inspection by any person.

30.	Directors Register

The Company will maintain a Directors Register, which shall contain a listing of the names and addresses of the Directors of the Company and their Alternates, in accordance with the Companies Law.

31.	Encumbrances Register

31.1	The Company will maintain an Encumbrances Register which will include:

(a)	Encumbrances placed upon specific assets of the Company.

(b)	Floating charges on the Company’s enterprise and property.

31.2	The Encumbrances Register will be kept at the Office, together with copies of any documents creating or placing an encumbrance.

31.3	The Encumbrances Register, together with copies of the documents set forth in Article 31.2 above, will be open for inspection, free of charge, by any Shareholder or creditor of the Company.

31.4	The Encumbrances Register will be open for inspection by any person other than a Shareholder of creditor of the Company, for a fee in such amount as may be determined by the Company from time to time, provided however that the amount of such fee shall not exceed the maximum amount specified in the Regulations..

32.	The Register Of Secured Debenture Holders

32.1	The Company will maintain a Register of Secured Debenture Holders, in which the name of each Secured Debenture Holder, the amount of any Debenture, the interest thereupon, the date of payment thereof and the encumbrance given as security for the Debenture, will be entered.

32.2	The Debenture Holders Register will be maintained in the Office, together with a copy of a Debenture from each Series of Debentures issued by the Company.

32.3	The Debenture Holders Register and copies of Debentures as provided in 32.2 above will be open for inspection by Shareholders and Debenture Holders; provided, however, that the Board of Directors may resolve to close same for a period or periods of time not exceeding, in the aggregate, 30 (thirty) days in each calendar year.

33.	Notices

33.1	Notices to shareholders and other documents delivered to the Shareholders registered in the Shareholders Register (hereinafter: “Notices”) shall be delivered to such Shareholders personally, by mail or facsimile transmission, or by electronic mail, to the address recorded in the Shareholders Register.

33.2	A Notice delivered personally shall be deemed received by the Shareholder upon its delivery. A Notice sent by facsimile transmission or by electronic mail shall be deemed received by the Shareholder on the business day following the day on which it was sent. A Notice sent by mail shall be deemed received by a Shareholder whose address is in Israel 72 hours after its delivery or, if the address of a Shareholder is outside of Israel, within 120 hours after the Notice is delivered to a post office in Israel.

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 7, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m. on Thursday, June 7, 2018 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

June 7, 2018

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, 4, 5, 6, 7 AND 8
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.	Re-election of four directors; equity grants to Eran Bendoly and Moty Ben-Arie.
	1.1. Rafi Amit	☐	☐	☐
	1.2. Yotam Stern	☐	☐	☐
	1.3. Eran Bendoly (approval of appointment and equity grant)	☐	☐	☐
	1.4. Moty Ben-Arie (approval of appointment and equity grant)	☐	☐	☐

2.	Re-Election of two external directors; equity grants to the external directors.
	2.1. Gabi Heller (approval of appointment and equity grant)	☐	☐	☐
	2.2. Rafi Koriat (approval of appointment and equity grant)	☐	☐	☐

Do you have a "personal interest" in item 2 above?
Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person, has a personal interest in the adoption of the proposal.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding "personal interest", please see the explanation under Item B of the Proxy Statement.

		YES	NO

3.	Re-Approval of the grant of indemnification and exemption letters to our directors who are also controlling shareholders.	☐	☐	☐
3.1. Rafi Amit
	Do you have a "personal interest" in item 3.1 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO
3.2. Yotam Stern
	Do you have a "personal interest" in item 3.2 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

4.	Approval of certain amendments to the Company's Compensation Policy.	☐	☐	☐

	Do you have a "personal interest" in item 4 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

5.	Approval of the adoption of a special equity award for the Company's Office Holders (excluding the CEO).	☐	☐	☐

	Do you have a "personal interest" in item 5 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

6.	Approval of the compensation to the Company's CEO.	☐	☐	☐

	Do you have a "personal interest" in item 5 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

7.	Approval of certain amendments to the Company's Articles of Association.

8.
Re-appointment of Somekh Chaikin, a member firm of KPMG International, and appointment of Eli Goldstein & Co., Certified Public Accountants, as the Company’s joint independent auditors until the   conclusion of the 2019 annual general meeting of shareholders and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
		☐	☐	☐

Are you a "controlling shareholder"?
Under the Companies Law, in general, a person will be deemed to be a "controlling shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER ITEMS 2, 3, 4, 5 or 6.
		YES	NO

To change the address on your account, please check the box at right and indicate your new address.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder _____________________________ Date ____________
Signature of Shareholder _____________________________ Date ____________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.